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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

ILOG S.A.
(Name of Subject Company)

ILOG S.A.
(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1 per share
American Depositary Shares, Each Representing One Ordinary Share
(Title of Class of Securities)

452360100(1)
(CUSIP Number of Class of Securities)

Jérôme Arnaud
Chief Financial Officer
ILOG S.A.
1195 West Fremont Avenue
Sunnyvale, California 94087
(408) 991-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Scott R. Saks, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
(212) 318-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)
This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company is ILOG S.A., a société anonyme, a form of corporation organized under the laws of the Republic of France ("ILOG" or the "Company"). The address and telephone number of the principal executive offices of ILOG are 9 rue de Verdun BP 85, 94253 Gentilly CEDEX, France, 011 (0) 33 1 49 08 35 00.

        (b)    Securities.    The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates are (i) ordinary shares of the Company, nominal value €1 per share (the "Shares"); (ii) American Depositary Shares, each representing one Share (the "ADSs"); and (iii) warrants issued by ILOG on December 16, 2003 with an exercise price of €10.45 (the "2003 Warrants n°1"), December 16, 2003 with an exercise price of €10.99 (the "2003 Warrants n°2"), November 30, 2004 with an exercise price of €9.35 (the "2004 Warrants"), November 29, 2005 with an exercise price of €12.37 (the "2005 Warrants"), November 30, 2006 with an exercise price of €9.17 (the "2006 Warrants"), and November 29, 2007 with an exercise price of €8.07 (the "2007 Warrants"). The warrants described in section (iii) of the previous sentence are sometimes referred to collectively in this Schedule 14D-9 as the "Warrants" and, together with the Shares and ADSs, the "Company Securities."

        Holders of options to acquire Shares of ILOG (the "Company Options") who wish to tender in the U.S. Offer (as defined below) must exercise their Company Options, and Shares must be issued to holders in time for the Shares to be tendered in the U.S. Offer. Restricted stock units granted by ILOG free of charge ("Free Shares") are not included in the Offers (as defined below) unless such Free Shares have vested and are transferable prior to the expiration of the Offers or the reopened Offers.

        As of September 30, 2008, there were 20,303,047 Shares outstanding, including in the form of ADSs, and 739,909 Shares held in treasury by the Company and its subsidiaries (the "Treasury Shares"). As of September 30, 2008, there were 1,955,638 ADSs outstanding, representing 1,955,638 Shares. As of September 30, 2008, there were 2,526,233 Company Options outstanding, exercisable for 2,526,233 Shares.

        The Warrants are not registered pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are not publicly traded. As of September 30, 2008, there were 32,000 2003 Warrants n°1, 16,000 2003 Warrants n°2, 46,000 2004 Warrants, 48,000 2005 Warrants, 64,000 2006 Warrants and 48,000 2007 Warrants, totaling an aggregate of 254,000 Warrants outstanding exercisable for 254,000 Shares.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The filing person of this Schedule 14D-9 is ILOG. Its address and telephone number are stated in Item 1(a) above.

        (b)    Tender Offer.    This Schedule 14D-9 relates to the tender offer (the "U.S. Offer") being made by CITLOI S.A.S. (the "Purchaser"), a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly-owned subsidiary of International Business Machines Corporation, a New York corporation ("IBM"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission (the "SEC") on October 14, 2008, to acquire (i) all outstanding Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €10 per Share, including any dividend payable for the fiscal year ended June 30, 2008, without interest, net to the seller in cash; (ii) all outstanding ADSs, at a price of the U.S. dollar equivalent of €10 per ADS calculated by using the open market spot exchange rate for the U.S. dollar against the euro in the North American trading session on the date on which funds are received by the Receiving Agent (as such term is defined in the U.S. Offer to Purchase (as defined below)) to pay for the ADSs upon completion of the U.S. Offer; and (iii) all outstanding 2003 Warrants n°1, 2003 Warrants n°2, 2004 Warrants, 2005 Warrants, 2006 Warrants and 2007 Warrants that are held by U.S. holders, at a price of €0.50, €0.50, €0.65, €0.50, €0.83 and €1.93, respectively, and in each case without interest and net to the seller in cash. In each case, the consideration will be paid less any relevant withholding taxes. The Offers are both conditioned upon: (i) there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration of the Offers that number of Shares (including Shares represented by ADSs and Treasury Shares) and Warrants that represent at least 66.67% of ILOG's share capital and voting rights, on a fully-diluted basis (the "Minimum Tender Condition") taking into account (a) the total number of outstanding Shares on the date of the closing of the French Offer (as defined below), including Shares represented by ADSs and Treasury Shares, and (b) the maximum number of Shares to be issued upon the exercise of all Company Options and Warrants, whether or not exercisable, as of the date of the closing of the French Offer; and (ii) the antitrust clearance of the acquisition of ILOG by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 139/2004. The condition described in section (i) of the previous sentence is more fully described in Item 8 "Additional Information—Waiver of Minimum Tender Condition" hereof and the condition described in section (ii) of the previous sentence is more fully described in Item 8 "Additional Information—Regulatory Approvals" hereof.

        The U.S. Offer is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated October 14, 2008, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "U.S. Offer to Purchase"), and the related Form of ADS Letter of Transmittal and the related Form of Acceptance for Shares and Form of Acceptance for Warrants filed as Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, to the Schedule TO. Non-U.S. holders of Shares or Warrants may not participate in the U.S. Offer. In addition to the U.S. Offer, the Purchaser is making a separate but concurrent and related tender offer for Shares and Warrants in France (the "French Offer" and, together with the U.S. Offer, the "Offers"). Non-U.S. holders of Shares and Warrants who are permitted to participate in the French Offer pursuant to the local laws and regulations applicable to those holders may tender their Shares and Warrants only into the French Offer. U.S. holders of Shares and Warrants may tender their Shares and Warrants only into the U.S. Offer. All ADSs, wherever the holder is located, may be tendered into the U.S. Offer. Both the French Offer and the U.S. Offer provide equivalent consideration for the Company Securities tendered, and both are on substantially the same terms. In the event the price to be paid in the French Offer for any Shares or Warrants is increased, the Purchaser has stated that it will make a corresponding increase in the price to be paid in the U.S. Offer.

        The Offers are being made in connection with a Memorandum of Understanding, dated as of July 27, 2008, by and between ILOG and IBM (the "MOU"). A copy of the MOU is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is Tour Descartes—La Defense 5, 2, Avenue Gambetta, 92066 Paris La Defense Cedex, and their telephone number is 011 0 33 1 49 05 70 00.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, or as incorporated herein by reference, as of the date hereof, there are no material agreements, contracts, arrangements or understandings or any actual or potential conflicts of interest related to the Offers between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates (other than for services as employees, executive officers and directors); and (ii) the Purchaser, IBM or their respective executive officers, directors or affiliates.

        Certain members of management and the Board of Directors of the Company (the "Company Board") may be deemed to have certain interests in the transactions contemplated by the MOU that are different from or in addition to the interests of the Company's shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's shareholders generally in, among other matters, approving the MOU and the transactions contemplated thereby.

        For purposes of this Schedule 14D-9, "executive officers" means: Pierre Haren, the Company's Chairman and Chief Executive Officer; Jean-Francois Abramatic, the Company's Chief Product and Marketing Officer; Jérôme Arnaud, the Company's Chief Financial Officer; Eric Brisson, the Company's Executive Vice President of Worldwide Sales; Christian Deutsch, the Company's Chief Quality Officer; Bounthara Ing, the Company's Executive Vice President Asia Pacific and Deputy Chief Executive Officer; and Olivier Maurel, the Company's Chief Information Officer.

        (a)    Arrangements between the Company and Its Current Executive Officers and Directors

Equity Incentive Plans

Stock Option Plans

        The Company maintains various stock option plans, including the 1996 Stock Option Plan, 1998 Stock Option Plan, 2001 Stock Option Plan, 2004 Stock Option Plan and 2007 Stock Option Plan (together, the "Stock Option Plans"), pursuant to which the Company grants Company Options to its and its affiliates' officers, directors and employees.

        A description of the Stock Option Plans, with the exception of the 2007 Stock Option Plan, is contained in Part E of Item 6 of ILOG's 2007 annual report on Form 20-F filed with the SEC on October 9, 2007, and disseminated to holders of ADSs on or about October 22, 2007 (the "20-F Excerpt"). The following summary of the Stock Option Plans is qualified in its entirety by reference to the 20-F Excerpt and the 2007 Stock Option Plan which are filed as Exhibit (e)(1) and Exhibit (e)(2) hereto, respectively, and are incorporated herein by reference. The description of the Stock Option Plans contained in the 20-F Excerpt and the 2007 Stock Option Plan should be read in their entirety for a more complete description of the matters summarized below.

        On November 29, 2007, ILOG's shareholders, at an extraordinary meeting, authorized the Company Board to grant Company Options, which give the right to subscribe for or purchase up to 1,000,000 Shares to employees. Under the 2007 Stock Option Plan (the "2007 Stock Option Plan"), the issue price of the Shares will be equal to the closing price of a Share on the Eurolist by Euronext (now Euronext Paris by NYSE Euronext) on the last trading day preceding the date of the grant of the options, provided that the issue price is not less than (i) 80% of the average of the closing prices quoted for a Share on the Eurolist by Euronext during the twenty (20) trading days preceding such date of grant, and (ii) 80% of the average repurchase price of any Shares held by the Company. Company Options granted under the 2007 Stock Option Plan have a maximum term of ten (10) years.

        Prior to the commencement of the Offers, the Company Board modified the terms and conditions of the Stock Option Plans with the effect that (i) all Company Options shall be exercisable as of the date of the opening of the French Offer until seven (7) trading days prior to the closing of any reopened French Offer pursuant to article 232-4 of the Autorité des Marchés Financiers (the "AMF") General Regulations; and (ii) thereafter, any Company Options outstanding held by any person (other than a person whose only interest, present or potential, in the share capital of the Company, immediately prior to the modification referred to above, was Company Options that were vested and deemed to be in the money based on the price of the French Offer) shall expire and shall not be exercisable.

        With respect to the Company Options that are deemed to be out of the money (as described below), if the Offers are successful, each beneficiary of Company Options with an exercise price greater than €9.50 that have not been exercised by seven (7) trading days prior to the closing of any reopened French Offer pursuant to article 232-4 of the AMF General Regulations (the "Company Options Out of the Money") shall be offered by ILOG a payment in cash equal to €0.50 per such Company Option in consideration for the immediate and irrevocable waiver of his or her rights in connection with all such Company Options, such payment being made as follows:

  •
  50% of such payment will be made three (3) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations); and

  •
  50% of such payment will be made nine (9) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations), provided that the relevant payment is to be made only if such beneficiary is still an ILOG employee and/or a mandataire social (collectively, an "Employee") of the Company and that no beneficiary of any Company Options Out of the Money will receive in the aggregate more than €10,000, or less than €1,000, in respect of all such Company Options Out of the Money held by such beneficiary.

        As of September 30, 2008, the Company's directors and executive officers (15 persons) held, in the aggregate, options to purchase 612,896 Shares under the Stock Option Plans, all of which were vested as of the first day of the Offers, with exercise prices ranging from €6.70 to €51.50 per Share and a weighted average exercise price of €20.07 per Share.

Warrants

        The Company granted the Warrants to members of the Company Board and members of the Technical Advisory Board of the Company, which board was disbanded in fiscal year 2005.

        As a result of an amendment to their terms and conditions, approved by the Company Board on August 25, 2008, which is subject to shareholder approval, the Warrants will be permitted to be tendered into the Offers. An extraordinary shareholder meeting has been called for this purpose on October 23, 2008. Provided that the Warrants are exercised in time, the holders of the Warrants may also tender into the Offers the Shares resulting from the exercise of such Warrants.

        As of September 30, 2008, the Company's directors and executive officers (15 persons) held, in the aggregate, 238,000 Warrants exercisable for 238 Shares, all of which were exercisable as of that date, with exercise prices ranging from €8.07 to €12.37 per Warrant with an aggregate weighted average exercise price of €9.80.

Free Shares

        The Company maintains the 2006 Free Shares Incentive Plan, pursuant to which the Company grants Free Shares to certain employees and executives of the Company or its affiliates. A description of the 2006 Free Shares Incentive Plan is contained in the 20-F Excerpt which is attached as Exhibit (e)(1) hereto and is incorporated herein by reference. The description of the 2006 Free Shares Incentive Plan contained in the 20-F Excerpt should be read in its entirety for a more complete description of the matters summarized above.

        If the Offers are successful, the beneficiaries of the Free Shares will be offered by the Company a payment in cash equal to €10 per Free Share within three (3) months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations) in consideration for the immediate and irrevocable waiver of all their rights in connection with such Free Shares, provided that at the time the relevant payment is to be made to an individual beneficiary, such beneficiary is still an Employee of the Company.

        As of September 30, 2008, the Company's directors and executive officers (15 persons) held, in the aggregate, 105,000 Free Shares.

Company Benefit Plans

        The Company maintains various customary benefit plans in which its employees and officers are eligible to participate.

        The MOU provides that following the successful outcome of the Offers, IBM will cause ILOG and its affiliates to: (i) honor their undertakings and commitments towards past or current Employees regarding remuneration, stock options, termination and other employment-related benefits (together, the "Benefits"), as such Benefits existed on June 30, 2008, subject to amendments either made since such date in the ordinary course of business or agreed upon with IBM; and (ii) subject to the obligations described in section (i) of this sentence, provide Employees with benefits under employee benefit plans which are substantially comparable in the aggregate to those provided by ILOG to such Employees as of the date of the MOU.

        The foregoing summary is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(10) hereto and is incorporated herein by reference. The MOU should be read in its entirety for a more complete description of the matters summarized above.

Director and Officer Indemnification and Insurance

        The MOU provides that as of the date of the settlement and delivery of the Offers (the "Settlement Date"), IBM will honor all rights then existing that have been disclosed to IBM and to which IBM has been provided with access as of the date of the MOU (in accordance with their terms) in favor of the current or former directors or officers of ILOG and its subsidiaries, as in effect on the date of the MOU, regarding the indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the settlement of the Offers.

        The MOU further provides that, prior to the Settlement Date, IBM or ILOG will obtain a "tail" insurance policy to become effective at the Settlement Date with a claims period which will extend until the date six (6) years following the Settlement Date with respect to directors' and officers' liability insurance covering each person covered by ILOG's directors' and officers' liability insurance in effect as of the date of the MOU (the "Existing D&O Policy") for acts or omissions occurring prior to the Settlement Date, and such insurance policy shall be on terms no less favorable to ILOG than those of the Existing D&O Policy; provided that in no event shall IBM be required to pay, with respect to the entire six-year period following the Settlement Date, premiums for the "tail" insurance described herein that in the aggregate exceed 300% (which is an amount equal to a maximum of $450,000) of the aggregate premiums paid by ILOG with respect to the period from February 10, 2008 to February 10, 2009, under the Existing D&O Policy (which premiums are $150,000); provided that IBM must provide such coverage with respect to the entire six-year period following the Settlement Date as may be obtained for such 300% amount.

        The foregoing summary is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(10) hereto and is incorporated herein by reference. The MOU should be read in its entirety for a more complete description of the matters summarized above.

        Pursuant to French law, any indemnification arrangement between the Company and any of its (i) directors, as well as (ii) its chief executive officer (Directeur Général) and (iii) its deputy chief executive officers (Directeurs Généraux Délégués) ((ii) and (iii) collectively or individually referred to herein as the "Chief Officer"), must be approved by the Company's shareholders. The French Commercial Code does not prohibit a company from purchasing directors' and officers' liability insurance for all or part of the members of its management. Under French law, a company is responsible to third parties for the consequences of the decisions of its directors or Chief Officer, such as violations of the laws and regulations applicable to French commercial companies, breaches of a company's articles of association or mismanagement. If those decisions qualify as mismanagement for instance, the relevant director or Chief Officer may be required to fully or partly indemnify the company. In addition, under French law, the directors and Chief Officer are liable individually or jointly, as the case may be, to the company or to third parties to the same extent.

        The Company has contracted directors' and officers' liability insurance for its directors and officers.

Certain Rights Waived Under Existing Severance Management Policy

        On November 30, 2006, the Company Board implemented a severance management policy (the "Severance Management Policy") which provides a severance package of between six (6) and nine (9) months of compensation subject to the achievement of milestones, for the following executive officers if, after an acquisition, the combined entity fails to provide such executive officers with a job equivalent in salary and position to their previous position with the Company: Messrs. Abramatic, Brisson, Deutsch, Maurel, Ing and Arnaud.

        As discussed immediately below under "Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company and Its Current Executive Officers and Directors—Retention Letter Agreements and IBM Offer Letters," the Retention Letter Agreements and IBM Offer Letters (both as defined below) will result in the termination of benefits under the Severance Management Policy.

Retention Letter Agreements and IBM Offer Letters

        IBM and/or the Company have entered into retention letter agreements or offer letters with the executive officers of ILOG. Such agreements shall become effective on the Settlement Date and subject to the settlement and delivery of the Offers.

Retention Letter Agreements

        IBM and the Company have proposed that each of Messrs. Abramatic, Brisson, Deutsch and Maurel nullify and terminate those provisions of their respective employment agreements related to retention payments that are in addition to payments under the Company's applicable collective bargaining agreements, as well as any contractual severance agreements previously entered into with the Company, including the severance benefits pursuant to the Severance Management Policy. In consideration for this waiver, the Company and each of Messrs. Abramatic, Brisson, Deutsch and Maurel have entered into amendments to their respective employment agreements (the "Retention Letter Agreements") providing for the payment of milestone achievement payments pursuant to the retention program described below. The Retention Letter Agreements will be effective as of the Settlement Date and are subject to the settlement and delivery of the Offers.

IBM Offer Letters

        Each of Messrs. Haren, Ing and Arnaud has entered into an offer letter with IBM (the "IBM Offer Letters"), which will be effective as of the Settlement Date and subject to the settlement and delivery of the Offers, pursuant to which such executive officers agreed to waive their rights to the severance benefits under their respective employment agreements and the Severance Management Policy. Pursuant to the IBM Offer Letters, Messrs. Haren and Ing will be employed by IBM on a full-time basis as non-officer executive employees following the Settlement Date and Mr. Arnaud will be employed by IBM on a full-time basis as a non-officer executive employee for a limited transition period of twelve (12) months following the Settlement Date.

        Effective as of their first day of employment with IBM, the compensation of Messrs. Haren, Ing and Arnaud can be modified by IBM. The target cash incentive opportunities for Messrs. Haren and Ing will be determined according to the IBM Growth-Driven Profit Sharing Program, or any other applicable IBM plan or policy, provided that for twenty-four (24) months, neither their base salary nor total target cash opportunity will be reduced from the amounts in effect immediately prior to the Settlement Date. Mr. Arnaud will not be eligible to participate in any of IBM's cash incentive programs.

        The IBM Offer Letters provide for the participation of Messrs. Haren, Ing and Arnaud in the retention program described below.

Retention Program

        The retention program is designed to incentivize each of the executive officers to remain employees of the Company or IBM, as applicable, in order to assist in the successful integration of the Company's activities into IBM. Each of the beneficiaries of the retention program will be entitled to receive milestone achievement payments, in addition to their base salaries and target cash incentive opportunities, during a period of up to three (3) years following the settlement and delivery of the Offers. The milestone achievement payments under the retention program are contingent upon the employee's achievement of certain milestones, based on targets described in the Retention Letter Agreements and the IBM Offer Letters, during each period, as well as upon the continued employment of the employee through the end of such period.

        The following table sets forth the maximum aggregate amount of all milestone achievement payments to which each of the executive officers may become entitled under the retention program and the number of milestone achievement periods over which such amount is allotted:

Name of Executive Officer	Maximum Aggregate Milestone Achievement Payments	Number of Milestone Achievement Periods
Jean-Francois Abramatic	€946,400	6
Jérôme Arnaud	$800,000	1
Eric Brisson	€630,900	4
Christian Deutsch	€220,800	1
Olivier Maurel	€220,800	1
Pierre Haren	$2,000,000	4
Bounthara Ing	$1,000,000	4

        In consideration for the Retention Letter Agreements and the IBM Offer Letters, each of the executive officers has agreed to irrevocably waive his rights in connection with the Free Shares and the Company Options that have not been exercised by seven (7) days prior to the closing of the reopened French Offer pursuant to article 232-4 of the AMF General Regulations.

        In addition, eight more employees of ILOG have entered into retention arrangements which are subject to the successful completion of the Offers. Moreover, IBM has stated that it plans to, as has been its practice following previous acquisitions, implement a more widespread retention program following the completion of the acquisition of ILOG.

Non-Competition and Non-Solicitation Restrictive Covenants

        The Retention Letter Agreements include non-competition restrictive covenants for a one (1) year period from the termination of their respective employment agreements. As consideration for the non-competition obligations and subject to the fulfillment of these obligations, each of Messrs. Abramatic, Brisson, Deutsch and Maurel will receive payment under the applicable collective bargaining agreement or, if no such payment is provided, a payment equal to one-quarter of his average monthly salary for twelve (12) months preceding the termination of his employment agreement, excluding, among other things, discretionary or contractual bonuses. IBM is permitted to shorten the duration of the non-competition period and consequently reduce the above payment. Each Retention Letter Agreement also includes a non-solicitation provision which prohibits the solicitation of any employee of IBM or of the Company. The non-solicitation provision will be in effect during the executive officer's employment period and for two (2) years from the termination of the executive officer's employment agreement.

        The IBM Offer Letters include non-competition and non-solicitation restrictive covenants which endure for two (2) years from the settlement and delivery of the Offer or, if the individual is terminated without cause, for the individual's period of employment with IBM. However, no additional compensation is provided to Messrs. Haren, Ing and Arnaud under the IBM Offer Letters in consideration for the non-competition and non-solicitation covenants.

        The foregoing summary of the Retention Letter Agreements is qualified in its entirety by reference to the individual Retention Letter Agreements which are filed as Exhibit (e)(3), Exhibit (e)(4), Exhibit (e)(5) and Exhibit (e)(6) hereto, respectively, and are incorporated herein by reference. The foregoing summary of the IBM Offer Letters is qualified in its entirety by reference to the individual IBM Offer Letters which are filed as Exhibit (e)(7), Exhibit (e)(8) and Exhibit (e)(9) hereto, respectively, and are incorporated herein by reference. The Retention Letter Agreements and the IBM Offer Letters should be read in their entirety for a more complete description of the matters summarized above.

        (b)    Arrangements between the Company and IBM and/or the Purchaser

MOU

        The summary of the MOU contained in Section 13 of the U.S. Offer to Purchase and the descriptions of the conditions of the Offers contained in Sections 15 and 16 of the U.S. Offer to Purchase are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the MOU, which is attached as Exhibit (a)(10) hereto, and is incorporated herein by reference. The MOU and U.S. Offer to Purchase should be read in their entirety for a more complete description of the matters summarized herein.

        The MOU governs certain contractual rights between the Company and IBM in relation to the Offers. The MOU has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the MOU and is not intended to modify or supplement any factual disclosures about the Company or IBM in the Company's or IBM's public reports filed with or submitted to the SEC. In particular, the MOU and this summary of terms are not intended to be and should not be relied upon as disclosures regarding any facts or circumstances related to the Company or IBM. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offers or a party may have a right to terminate the MOU, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Confidentiality Agreement

        On November 30, 2006, IBM and ILOG entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the Confidentiality Agreement, IBM and ILOG each agreed not to disclose certain information in connection with a potential business transaction between IBM and ILOG.

        The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

Letter Agreement

        On June 19, 2008, IBM and ILOG signed a letter agreement (the "Letter Agreement") which became effective on June 29, 2008. Among other provisions of the Letter Agreement, ILOG agreed to grant IBM an exclusivity period, through August 1, 2008, to negotiate the terms of an acquisition at a price of €10 per Share. The Letter Agreement contains a non-solicitation provision and also sets out certain standstill provisions which restrict IBM's ability to acquire any voting securities of ILOG, except pursuant to a negotiated transaction approved by the Company Board, for a six-month period, except in limited circumstances such as where ILOG becomes subject to a Target Acquisition Transaction, as such term is defined therein.

        The foregoing summary is qualified in its entirety by reference to the Letter Agreement which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference. The Letter Agreement should be read in its entirety for a more complete description of the matters summarized above.

Arrangements between the Company and IBM

        IBM and ILOG have worked together for a number of years and have been business partners for more than ten years. As both a customer of certain ILOG products and through partnering relationships with ILOG, IBM has a pre-existing familiarity with ILOG technology and personnel. The commercial relationship between IBM and ILOG has generally expanded over the years, and representatives of the two companies have had frequent contacts.

        ILOG and IBM are party to several commercial agreements that, among other things, relate to: (1) the terms and conditions under which the Company licenses its software to IBM; (2) the Company's intent to collaborate with IBM on initiatives pertaining to software applications specific to small and medium business customers; (3) the terms by which the Company, acting as subcontractor to IBM, provides deliverables and services to third parties and the terms by which third parties, acting as subcontractors, provide deliverables and services to the Company; and (4) the terms and conditions under which the Company's products are marketed to potential customers.

        (c)    Arrangements between IBM and/or the Purchaser and the Directors and Certain Executive Officers of the Company

Employment and Retention Agreements

        See the section of Item 3(a) above, entitled "Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company and Its Current Executive Officers and Directors—Retention Letter Agreements and IBM Offer Letters."

Item 4.    The Solicitation or Recommendation.

        (a)    Recommendation

        At a meeting held on July 27, 2008, the Company Board, by unanimous vote of its directors, approved the MOU and the transactions contemplated thereby and resolved that it would recommend that the holders of Company Securities accept the Offers and tender their Company Securities into the Offers, subject to: (i) the receipt and review of a fairness opinion by Ricol, Lasteyrie & Associés (the "Independent Financial Expert") regarding the financial terms of the French Offer; (ii) the terms and conditions of the offer documents filed with the AMF and the SEC in respect of the Offers being those appearing in the MOU; and (iii) the MOU not being terminated before the meeting of the Company Board charged with conducting the definitive examination of the Offers.

        At a meeting held on August 25, 2008, the Company Board, by unanimous vote of its directors, issued an opinion in favor of the Offers, and (i) determined that the Offers are in the best interests of the holders of Company Securities, the Company and the Company's employees; (ii) resolved to recommend that the holders of Company Securities accept the Offers and tender their Company Securities into the Offers; and (iii) resolved to authorize the Chief Executive Officer of ILOG to tender the Treasury Shares into the French Offer with the exception of Treasury Shares the purpose of which is to satisfy the Company's legal and contractual obligations.

        Accordingly, the Company Board unanimously recommends that the holders of Company Securities accept the Offers and tender their Company Securities into the Offers.

        (b)    Background and Reasons for the Recommendation

  Background of the Transaction

        The terms and conditions of the MOU, the Letter Agreement and the Confidentiality Agreement are the result of arm's length negotiations between the Company and IBM. Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

        The Company Board has periodically assessed the Company's strategic alternatives by considering market opportunities, the consolidation trends in the software industry, the overall state of the Company's business and the best interests of the Company's securityholders. While the Company Board believes that the transaction with IBM is in the best interests of the Company's securityholders and unanimously recommends that the Company's securityholders tender their Company Securities pursuant to the Offers, from time to time in the past, the Company's management, with the guidance of the Company Board, has had conversations with other parties to explore opportunities to improve the competitive position of the Company, including potential acquisitions or dispositions or other strategic transactions.

        The Company cannot identify these parties by name due to the Company's confidentiality obligations and therefore the Company refers to these parties in this section with generic aliases. None of the parties, or their affiliates, contacted by the Company or its representatives acting on its behalf prior to or during negotiations with IBM, is an affiliate of the Company.

  Historical Background

        In November 2006, Mr. Archie W. Colburn, Managing Director, Corporate Development, IBM and Mr. John R. Thompson, Vice President, Business Development, IBM Software Group, initiated contact with a representative of the Company, Mr. Desmond Delandro, Vice President, Strategic Alliances, to explore alternatives that might go beyond the strategic relationship already in place. The parties executed a confidentiality agreement on November 30, 2006, pursuant to which both companies agreed, in particular, to keep confidential the existence and the content of the discussions in connection with their evaluation of a potential transaction.

        Beginning in December 2006, ILOG executives met with IBM executives and discussed a wide range of alternatives, including a potential acquisition of ILOG's technology or business by IBM. The ILOG representatives engaged in such meetings included Mr. Pierre Haren, Chairman and Chief Executive Officer, Mr. Delandro, and Mr. Jean-Francois Abramatic, Chief Product and Marketing Officer. The IBM representatives included Mr. Colburn, Mr. Thomas Rosamilia, General Manager, AIM, and Mr. Thompson. ILOG's management proposed to explore the possibility of a closer relationship by licensing to IBM the ILOG JRules technology for resale within its own product line (the "OEM Proposal").

        In January 2007, the Company Board discussed IBM's interest and directed management to begin by exploring the OEM Proposal. Between December 2006 and January 2007, ILOG executives including Mr. Haren, Mr. Abramatic and Mr. Eric Brisson, Executive VP Sales and Services, also conducted a number of meetings with another company ("Company B") to examine potential combination synergies.

        During February 2007, negotiations between IBM and ILOG were initiated regarding the OEM Proposal, but IBM and ILOG were unable to reach mutually satisfactory terms. IBM indicated that its interest in business rules technology was pervasive and strategic, and that it could not accept the change of control risk associated with the OEM Proposal for such strategic technology. The parties continued their pre-existing business relationship, and also examined the possibility of alternative transactions.

        On March 1, 2007, the Company Board received a letter from Company B expressing interest in acquiring ILOG at a "standard market premium for a transaction of this nature" with an example of a 20-30% premium and requesting the opportunity to conduct due diligence prior to extending such an offer. The ILOG Corporate Development Committee ("CDC") reviewed this letter and determined that the proposal was not in the best interests of ILOG and its shareholders, but agreed to pursue a technology licensing agreement with the intent that it may lead to a more attractive acquisition proposal. Separately that month, Mr. Haren and Mr. Abramatic met with the Chief Executive Officer of a third party ("Company C") regarding sales opportunities, and the topic of a potential acquisition of, or equity investment in, ILOG was raised by Company C. Mr. Haren proposed first exploring a closer partnership or technology sales relationship.

        On April 13, 2007, a group of ILOG executives and key technology officers and employees, including Mr. Abramatic, Mr. Julian Payne, Mr. Irv Lustig and Mr. Bob Bixby, delivered a series of presentations to certain representatives of IBM to introduce the breadth of ILOG technology and to explore potential synergies with IBM across the entire ILOG product line. Discussions prior to this time were primarily focused on the business rules product family.

        In May 2007, Company C continued technical and strategic discussions with different ILOG executives, and on May 2, 2007, the Chief Executive Officer of Company C sent Mr. Haren an e-mail including a proposal to buy a large minority stake in ILOG at market price in exchange for cash and warrants. The next meeting of the Company Board on May 11, 2007, included discussions of recent interactions with IBM, Company B, and Company C. The Company Board agreed on the need to retain investment bankers to fully consider and evaluate these initiatives. Separately, also at this meeting, the Company Board approved a proposal for ILOG to acquire a fourth company ("Company D"), a strategic combination which the Company Board and management believed could increase the value of ILOG for acquisition by IBM or any other interested party. Active negotiations with Company D were initiated.

        Mr. Haren and the Company Board received a letter from IBM on June 18, 2007, proposing a cash acquisition in a price range representing a 30-40% premium over market price. The IBM proposal included a discussion of the strategic rationale of the combination and noted that IBM was interested in all of ILOG's technologies and intended to retain the majority of ILOG's workforce. The CDC reviewed the offer and responded on June 26, 2007, with a request to delay a response until the offer could be deliberated by the full Company Board at its next scheduled meeting on July 24, 2007. Meanwhile, active negotiations by ILOG to acquire Company D continued, preliminary terms were reached between ILOG and Company D, and due diligence was initiated.

        During the July 24, 2007 Company Board meeting, the Company Board instructed the CDC to select and engage investment bankers to help ILOG assess and respond to IBM's June 18, 2007 offer as well as competing offers, and to assist with valuation considerations to maximize shareholder value. Mr. Haren sent IBM a response, indicating that ILOG was engaging investment bankers and would actively evaluate its proposal with professional support.

        ILOG selected J.P. Morgan to represent and advise ILOG with respect to any potential acquisition transaction in August 2007, with the formal engagement letter signed in September 2007. The Company Board selected J.P. Morgan based on a number of factors, including its knowledge of the software industry, its experience in similar transactions and its reputation within the financial and business communities. Negotiations between ILOG and IBM continued with the financial advisory assistance of J.P. Morgan and UBS Securities LLC (together with its affiliates, "UBS"), who were retained by IBM. In parallel, the Company requested J.P. Morgan to contact, on behalf of the Company, three potential strategic acquirers, including Company B, to assess their interest in acquiring ILOG. One of these parties, Company E, signed a confidentiality agreement, but none of the three parties submitted an acquisition proposal. Also in August, due diligence was completed for the strategic acquisition of Company D by ILOG.

        IBM and ILOG failed to reach an agreement in acquisition price negotiations, and IBM terminated transaction discussions on September 21, 2007. On September 28, 2007, the CDC acknowledged the withdrawal of IBM's offer. On September 28, 2007, the Company Board met to examine the status of discussions with each of the potential buyers. During this time, the transaction to acquire Company D was terminated by the seller before a definitive agreement was expected to be signed. As such, the positive impact on ILOG's share price that the Company Board anticipated could be achieved due to increased value as a result of this transaction was not realized. Also in the closing days of September 2007, the effects of the deepening credit crisis on ILOG's revenues began to surface and as a result, the Company fell significantly short of interim/revenue forecasts for the quarter.

        On September 26, 2007, Mr. Rosamilia confirmed to Mr. Haren that IBM was no longer considering the potential acquisition of ILOG. During October and November 2007, the Company requested that J.P. Morgan contact, on behalf of the Company, two additional potential strategic acquirers. However, both declined to proceed with any detailed evaluation of the acquisition of ILOG at a price that would be acceptable to ILOG.

        On April 27, 2008, Mr. Colburn and representatives of UBS contacted via separate telephone calls Mr. Haren and Mr. Todd Lowe, a member of the Company Board, in order to determine whether ILOG would be receptive to a renewal of discussions with IBM concerning possible areas of cooperation, including an acquisition. Following such discussion, Mr. Colburn sent an e-mail to three members of the Company Board, Mr. Haren, Mr. Lowe and Mr. Richard Liebhaber, to express IBM's interest in resuming discussions and suggesting an offer price significantly higher than the price at which ILOG's shares were trading and in the range of the 52-week trading highs. The Company Board, the CDC, and ILOG's management acknowledged that the recent economic climate and the deepening credit crisis had significantly weakened ILOG's outlook for operating as an independent company over the medium term, and that a combination with IBM looked increasingly attractive for both shareholders and employees. Pursuant to the direction of the Company Board, negotiations with IBM were re-opened and J.P. Morgan was requested by the Company to actively engage in discussions on behalf of the Company. Following that contact on April 27, 2008, during April and May 2008, Mr. Colburn and Mr. Haren engaged in a series of exploratory telephonic discussions regarding the strategic, financial and practical aspects of a potential acquisition of ILOG by IBM.

        Also in April 2008, the CDC, Mr. Haren and Ms. Janet Lowe, Vice President of Strategic Projects, ILOG, met with a private equity firm ("Company E") to discuss yet another transaction proposal. Discussions with Company E terminated when it became apparent that such an investment could not offer better share value than the potential combination with IBM. In addition, during this time, Company B reiterated its interest in acquiring ILOG at the lesser of $13.50 or a price per share representing a 50% market premium, subject to financing and due diligence.

        In May 2008, Company B was referred to J.P. Morgan, acting as the Company's financial adviser, in order to further discuss its interest in ILOG. The Chief Executive Officer of Company B confirmed interest within the price range discussed the previous month.

        On May 30, 2008, Mr. Colburn proposed an acquisition price of €8.25 per share (subject to satisfactory completion of due diligence and other conditions). Following such proposal, a discussion ensued regarding the price level at which the Company would be willing to consider such a transaction. On or about June 2, 2008, Mr. Haren, and then subsequently a representative of J.P. Morgan, responded in separate telephone calls to Mr. Colburn that the proposed acquisition consideration of €8.25 per share was not acceptable to ILOG.

        On June 6, 2008, ILOG received a written proposal from Company B, offering to acquire ILOG at a price representing a 50% market premium, subject to due diligence but also subject to decreases in the premium in the event of downward market price fluctuations prior to announcement. Each of IBM and Company B were requested to submit their best offer by no later than June 10, 2008. After further telephonic discussions among Messrs. Colburn, Haren and a representative of J.P. Morgan, on June 10, 2008, IBM submitted an all cash offer of €10 per share (representing just over a 50% premium at the time), subject to due diligence and other conditions, including that ILOG agree to negotiate the terms of a potential acquisition exclusively with IBM. Company B reiterated that its June 6, 2008 proposal was its best proposal.

        The Company Board met on June 11, 2008, to deliberate the proposals from IBM and Company B, considering the recommendations of ILOG's executive management. J.P. Morgan also attended that meeting. The Company Board determined that the IBM offer was superior, with fewer conditions and a higher probability of closing. The Company Board determined that this offer, representing over a 50% premium to market price at that time, constituted the best available alternative for both shareholders and employees, and that all known alternatives had been carefully examined. The Company Board unanimously decided to accept IBM's proposal to enter into exclusive discussions. However, before entering into an exclusivity agreement, contractual arrangements with Company E, a shareholder of ILOG, required ILOG to disclose to Company E the existence of IBM's proposal and allow Company E to extend a higher offer. On June 13, 2008, Mr. Haren contacted Mr. Colburn and indicated that ILOG was prepared to accept IBM's proposal to enter into exclusive discussions, subject to such notice being provided to Company E in accordance with the terms of an existing contractual arrangement of ILOG. Mr. Haren contacted representatives of the board of directors of Company E, and after examination, Company E communicated that it would not extend an offer and was comfortable simply to expand its partnership with IBM. During the following week, IBM, ILOG and their respective financial advisors and legal advisors negotiated the terms of an exclusivity agreement reflecting such arrangements. On June 19, 2008, IBM and ILOG signed an exclusivity agreement, which agreement became effective on June 29, 2008, upon the satisfaction by ILOG of its contractual obligations to Company E.

        Following the execution of the exclusivity agreement, from July 1, 2008 through July 10, 2008, a series of due diligence meetings took place among the officers, employees and financial, legal and accounting advisers of ILOG and IBM. The meetings were held in Paris, France and Palo Alto, California. On July 7, 2008, IBM delivered to ILOG a draft MOU relating to the proposed transaction. From July 7, 2008 through July 27, 2008, representatives of ILOG and IBM engaged, with the assistance of their respective legal and financial advisors, in negotiations regarding the terms of the MOU. During that period, drafts of the MOU and related documentation were negotiated and exchanged between the parties. On July 10, 2008, while still bound by the exclusivity agreement with IBM, ILOG received a revised proposal at €10 per share from Company B, without the minimum trading price contingency, but subject to due diligence. On July 17, 2008, the CDC selected the Independent Financial Expert.

        On July 27, 2008, the Company Board met to review the draft MOU terms and conditions and to consider the proposed acquisition relative to all other available alternatives, including continued operation as an independent company. J.P. Morgan presented various financial analyses to the Company Board and representatives of Paul, Hastings, Janofsky & Walker LLP, outside legal counsel to the Company, reviewed the legal terms of the MOU and the proposed process. The Company Board unanimously voted to accept the MOU terms, subject to, among other things, the receipt and review of a fairness opinion regarding the financial terms of the French Offer, and to move forward with the proposed transaction with IBM. The MOU was executed by IBM and ILOG on July 27, 2008. On July 27, 2008, IBM entered into the IBM Offer Letters. On July 28, 2008, ILOG and IBM published a joint press release announcing the signing of the MOU to proceed with a tender offer in both France and the United States at €10 per Share and filed the press release and the MOU with the SEC.

        On August 21, 2008, the CDC unanimously recommended that the Company Board recommend that the holders of the Company Securities accept the Offers and tender their Company Securities into the Offers. On August 22, 2008, IBM entered into the Retention Letter Agreements.

        On August 25, 2008, the Company Board unanimously recommended that the holders of Company Securities accept the Offers and tender their Company Securities into the Offers. On October 14, 2008, the Purchaser filed the Schedule TO with the SEC. On October 14, 2008, the Purchaser commenced the U.S. Offer. On October 14, 2008, ILOG filed this Schedule 14D-9 with the SEC.

  Reasons for Recommendation

        In evaluating the MOU and the Offers contemplated thereby, the Company Board consulted with the Company's senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Company Securities accept the Offers and tender their Company Securities into the Offers.

  Corporate Development Committee of the Company Board

        On August 21, 2008, the CDC recommended that the Company Board recommend that the holders of the Company Securities accept the Offers and tender their Company Securities pursuant to the Offers, based on a number of factors, including:

  •
  Financial Factors:  The CDC considered a number of financial factors that supported its decision to recommend the Offers to the Company Board, including the following:
  •
  The proposed price of €10 per Share (including any dividend payable for the fiscal year ended June 30, 2008) offers a significant premium (nearly 50%) as against the weighted average market price for the thirty (30) trading days before the Offers were announced, and a premium of nearly 37% over the closing price on July 25, 2008, which was the last trading day before the announcement of the Offers; and

  •
  The opinion of the Independent Financial Expert to the effect that, subject to the factors and assumptions set forth in the Independent Financial Expert's fairness opinion, as of August 25, 2008, the €10 per Share in cash to be received by the holders of the Shares pursuant to the French Offer and the consideration to be received by the holders of the Warrants pursuant to the French Offer were fair from a financial point of view to such holders. An English translation of the full text of the fairness opinion of the Independent Financial Expert, which sets forth the assumptions made, procedures followed, manners considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex I and is incorporated herein by reference. The fairness opinion of the Independent Financial Expert should be read in its entirety for a more complete description of the matters summarized above. The Independent Financial Expert provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transaction contemplated by the MOU. The Independent Financial Expert opinion is not a recommendation as to whether or not any holder of Company Securities should tender his or her Company Securities in connection with the Offers.

  •
  Strategic Factors:  The CDC considered a number of strategic factors that supported its decision to recommend the Offers to the Company Board, including the following:

  •
  The Company faces a number of risks and uncertainties in its efforts to increase securityholder value as an independent company, including risks and uncertainties related to the Company's ability to launch and obtain market acceptance for new products, the impact of intense competition from companies with greater capital and resources, a lack of scale and sufficient resources to invest in research and development and marketing to further increase the Company's demand, general changes in the sector of software components and associated services, and a general weakening of economic conditions in 2008;

  •
  IBM and ILOG have strong existing operational ties, including IBM's pre-existing familiarity with ILOG's technology and personnel;

  •
  The status and reputation of IBM, as well as IBM's worldwide sales and services organizations and business partner platforms, should complement and extend ILOG's sales and services organization and business partner platforms, and allow the Company to benefit from IBM's infrastructure and support, to extend the reach of ILOG's products and to better compete in the market by leveraging IBM's worldwide reach and developing new cross-selling opportunities; and

  •
  In light of the foregoing, the CDC believes the Company's prospects and anticipated competitive position as a standalone entity are less favorable to the Company's securityholders than the transactions contemplated by the MOU.

  Reasons for Recommendation of the Company Board

        In accordance with its obligations under French law and the AMF General Regulations, at its meeting on August 25, 2008, the Company Board delivered a reasoned assessment (avis motivé) of the Offers. The following is an unofficial translation from French of the original reasoned assessment of the Company Board. Certain terminology has been conformed to the defined terms used in this Schedule 14D-9 and certain typographical conventions have been conformed to United States usage.

  "The Company Board was reminded that the firm of Ricol, Lasteyrie & Associés was appointed as the Independent Financial Expert by the Chairman of the Company Board on July 18, 2008, upon the proposal of the CDC and that the Company Board confirmed this appointment on July 28, 2008.

  The Company Board was also reminded that the Offer is for (i) any and all Shares, either issued or to be issued upon the exercise of the Warrants or Company Options, or a maximum of 23,109,853 Shares (excluding Free Shares that are not transferable prior to the closing date of the Offers), as well as (ii) any and all Warrants, or 254,000 Warrants.

  According to the terms of the Offer, IBM will offer to the Company's shareholders 10 Euros per Share, including any dividend payable for the fiscal year ended June 30, 2008. IBM also agreed to offer to the holders of Warrants:

        0.50 Euro per 2003 Warrant n°1,

        0.50 Euro per 2003 Warrant n°2,

        0.65 Euro per 2004 Warrant,

        0.50 Euro per 2005 Warrant,

        0.83 Euro per 2006 Warrant, and

        1.93 Euros per 2007 Warrant.

  The Company's directors examined IBM's draft offer document as well as the Company's draft offer response document and the document regarding the additional information related to the legal, financial and accounting characteristics of the Company which required to be submitted to the AMF in connection with the French Offer, these documents having been submitted to the Company Board within a timeframe allowing for a complete and adequate review. A discussion was then conducted with respect to the characteristics of the Offers and the offer documents to be filed with the AMF.

  Ms. Isabelle Murru, representative of the workers' council (the "Workers' Council") of the Company Board, then spoke.

  Ms. Murru formally noted with satisfaction that the CDC and the Company Board had notably taken into account in their assessment, IBM's intentions in respect of employment matters as described in IBM's offer document.

  In addition, Ms. Murru noted that pursuant to Article L. 2323-21 of the French Labor Code (the "Labor Code"), an informational meeting of the Workers' Council would be organized on August 26, 2008, after the French Offer had been filed.

  Ms. Murru stated that pursuant to Article L. 2323-23 of the Labor Code, the Workers' Council was willing to listen to IBM with regard to its financial and industrial policy, its strategic plans for the Company and the consequences of the implementation of the Offers on the overall interests, employment, operating sites and location of decision-making centers of the Company.

      Examination of the Report by the firm of Ricol, Lasteyrie & Associés

  The Chairman and Chief Executive Officer of the Company then called the attention of the Company Board to the report delivered by the Independent Financial Expert on the fairness of the financial terms of the Offer submitted to the Company Board. The Chairman of the Company Board invited Mrs. Sonia Bonnet-Bernard, from the firm of Ricol, Lasteyrie & Associés, to speak and explain the Independent Financial Expert's conclusions.

  The conclusions of the Independent Financial Expert regarding the offer price of 10 Euros per Share and:

        0.50 Euro per 2003 Warrant n°1,

        0.50 Euro per 2003 Warrant n°2,

        0.65 Euro per 2004 Warrant,

        0.50 Euro per 2005 Warrant,

        0.83 Euro per 2006 Warrant, and

        1.93 Euros per 2007 Warrant

  were as follows:

    "At the end of the Independent Financial Expert's work, the Independent Financial Expert noted the following:

      •
      the proposed Offer price offers a significant premium (nearly 50%) as against the weighted average market price for the thirty (30) trading days before the Offers were announced, and a premium of nearly 37% over the closing market price on July 25, 2008, which was the last trading day before the announcement of the transaction. The market price, considering the Company's free float and despite the low liquidity of the Company Securities, constitutes an important reference point; the transaction thus offers immediate liquidity to ILOG's shareholders, at a much higher price compared to the share market price over the past year. Moreover, certain of the Company's shareholders have committed to tendering into the Offer all of the Shares they hold in the share capital of the Company;

      •
      ILOG's executive officers were offered retention agreements which will come into force if the Offers are successful. The agreements signed in this context make provision for compensation supplements, which will be paid out if the employees concerned remain employed by the Company for six (6) to thirty-six (36) months and help the Company achieve certain milestones which were to be determined by the closing date of the Offers. Although significant, the Independent Financial Expert did not believe the amounts involved were, by their nature, likely to impact the fairness of the price proposed to the shareholders;

      •
      IBM had not published any figures as to the amount of synergies that IBM expected the transaction could realize;

      •
      A discounted future cash flow (DCF) analysis could not be carried out in the absence of a business plan and the budget for the current year not having been approved by the Company Board; in addition, a valuation analysis has been carried out on the basis of certain forecasts for 2009 and 2010, based on the Bloomberg consensus and discussions with the management team;

      •
      The offer price reflects a premium of between 26.1% and 60% over the values calculated by using the stock exchange comparables method, calculated on the basis of data determined as explained above;

      •
      The offer price also reflects a premium of approximately 8% over the value obtained by applying the 2010 benchmark multiple to a selected EBITDA of 10% of the forecasted ILOG 2010 turnover; and

      •
      The offer price reflects a premium of between 5.6% to 29.2% over the values calculated by using the comparable transactions method. Nonetheless, the relevance of this method must be viewed in light of the tenuous comparability of the acquisition contexts of the different companies due to the different characteristics, circumstances and situations of the companies and the transactions. This method has therefore been used for informational purposes only.

    In this context, and in the present market conditions, we believe that the price of €10 per Share which the bidding company, IBM, proposes to offer, is financially fair, in the context of an offer to the ILOG shareholders.

    We also believe that the aggregate amount proposed to the warrantholders is fair from a financial standpoint since all of the warrantholders are directors or former members of the ILOG Technical Advisory Board which has been subsequently disbanded."

  The Company Board took note of the Independent Financial Expert's opinion regarding the fairness, from a financial point of view, of the price of the French Offer.

      Recommendation by the Corporate Development Committee concerning the draft Offer document

  Mr. Pascal Brandys, Chairman of the CDC, presented the CDC's deliberations during the meeting held on August 21, 2008 to the Company Board.

  The Chairman of the CDC indicated that, with regard to whether the Offers are in the interest of the Company, the CDC took note of the intentions and objectives stated by IBM in its draft offer document to be filed with the AMF and determined that the Offers are in line with the Company's interests, including by allowing ILOG to rely on IBM's infrastructure, thereby increasing the marketability of ILOG's products and increasing ILOG's competitiveness by offering new commercial development opportunities, internationally and through cross-selling.

  The Chairman of the CDC indicated to the Company Board that, after having become aware of the valuation methodologies explained in the draft offer document to be filed with the AMF by the Purchaser and having taken note of the conclusions of the Independent Financial Expert and after having deliberated, the CDC has deemed, based on the assessment of all available information, that the Offers are in the best interests of the Company, its shareholders, its warrantholders and employees, that the CDC has therefore unanimously decided to recommend that the Company Board decide favorably on the Offers and to recommend that the shareholders and warrantholders tender their securities in the Offers.

      Reasoned opinion by the Company Board concerning the proposed Offers and recommendation to holders of the Shares and Warrants

  The Chairman reminded the Company Board that they must render a reasoned opinion on the proposed Offers.

  The Company Board reviewed all available information. Certain financial information was the subject of a discussion with J.P.Morgan.

  The Company Board:

    •
    noted that the Independent Financial Expert found the proposed financial price of the French Offer to be fair;

    •
    took note of IBM's intentions on matters of strategy and employment; and

    •
    noted that the CDC recommended that the Company Board issue a favorable opinion and recommend that the Company's shareholders tender their Shares in the Offers.

  Considering the foregoing and subsequent deliberations, the Company Board concluded, with the unanimous vote of the present and represented members, that the Offers are in the best interests of the Company, its employees, its shareholders and warrantholders.

  Consequently and in view of the preceding, the Company Board resolved, with the unanimous vote of the present and represented members, subject to the confirmation by IBM that the Company Board resolution constitutes a "Board Recommendation" as defined in the MOU,(1) to issue an opinion in favor of the Offers and to recommend that the Company's shareholders and warrantholders tender their Company Securities in the Offers. The Company Board granted the Chairman of the Company Board the authority to determine whether the aforementioned condition had been satisfied.

(1)
IBM having confirmed this point, the favorable opinion and the recommendation of the Company Board are without condition.

        Finally, the Company directors unanimously decided to tender all their Company Securities in the Offers."

        The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offers, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interest of executive officers and directors of the Company described under "Past Contracts, Transactions, Negotiations and Agreements" in Item 3 hereof.

        (c)    Intent to Tender

        To the best of the Company's knowledge, after reasonable inquiry, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend, subject to the receipt of any required approvals, to tender or cause to be tendered all Company Securities held of record or beneficially owned by them pursuant to the Offers (other than Company Securities held directly or indirectly by other public companies, as to which the Company has no knowledge or Company Securities for which such holder does not have discretionary authority other than Company Options and Warrants that are out of the money).

        (d)    Report of Independent Financial Expert, Ricol, Lasteyrie & Associés

        Prior to making its recommendation, the Company Board received the written report of the Independent Financial Expert in accordance with Article 261-1 et seq. of the AMF General Regulations, including the Independent Financial Expert's opinion, dated as of August 25, 2008, to the effect that, as of the date of the report and based upon and subject to the assumptions, qualifications and considerations set forth therein, in connection with the Offers as of August 25, 2008, (i) the consideration to be paid to the holders of Shares pursuant to the French Offer is fair to such holders; and (ii) the consideration to be paid to the holders of Warrants pursuant to the French Offer is fair to such holders, each from a financial point of view. An unofficial English translation of the full text of the written report of the Independent Financial Expert, dated August 25, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is attached hereto as Annex I.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

         Independent Financial Expert:    The Company engaged the Independent Financial Expert, pursuant to the rules of the AMF, in connection with the French Offer, pursuant to a letter agreement, dated July 18, 2008. Pursuant to this letter agreement, the Company agreed to pay the Independent Financial Expert €150,000 (excluding taxes and expenses), and agreed that the Independent Financial Expert will not be liable to the Company in the event of wrongdoing or mistake which arises from incomplete or inaccurate information provided by the Company or its agents. See the report of the Independent Financial Expert, an unofficial English translation of which is attached hereto as Annex I.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the Offers.

Item 6.    Interest in Securities of the Subject Company.

        (a)    Securities Transactions.    On September 3, 2008, the Company sent a letter to Oddo Corporate Finance terminating the Liquidity Agreement, dated April 10, 2006, between the Company and Oddo Corporate Finance (the "Liquidity Agreement"). The 79,477 Treasury Shares subject to the Liquidity Agreement were then sold on the open market. No other transactions in the Company Securities have been effected within the past sixty (60) days prior to the date of this Schedule 14D-9 by the Company or any subsidiary of the Company or, to the Company's knowledge, any executive officer, director, or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)    Subject Company Negotiations.    Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offers which relate to a tender offer or other acquisition of the Company Securities by the Company, any subsidiary of the Company or any other person.

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offers which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offers that relate to one or more of the matters referred to in the preceding paragraphs of this Item 7.

Item 8.    Additional Information.

Board of Directors

        The Purchaser has stated in the Schedule TO that it intends to propose an IBM-chosen slate of board members for the Company Board if the Offers are successful.

Waiver of Minimum Tender Condition

        The Purchaser has reserved the right, but is not obligated, in accordance with applicable law, to waive or, upon the AMF's prior acceptance, reduce the Minimum Tender Condition at any time on or prior to the date that is five (5) French trading days prior to the expiration date of the French Offer. Under applicable French law and regulations, a waiver of the Minimum Tender Condition is deemed to be an improved offer and may cause the AMF to extend the offer period. In this case, tenders of Company Securities into the Offers may also be declared null and void by the AMF, in which case holders of Company Securities who wish to tender those securities into the Offers will be required to re-tender their Company Securities. Unless the Purchaser waives the Minimum Tender Condition, if the Minimum Tender Condition is not satisfied, the Offers will not be completed.

        For purposes of determining whether the Minimum Tender Condition is met, the Receiving Agent will calculate the number of ADSs tendered in the U.S. Offer and will report such information to NYSE Euronext. The U.S. Offer will expire at 12:00 noon New York City time on November 17, 2008. Whether the Minimum Tender Condition has been satisfied will only be known once interim results are published by the AMF. In any case, the definitive results of the Offers will be published by the AMF at the latest nine (9) French trading days after the closing of the U.S. Offer.

        For the purposes of determining whether the Minimum Tender Condition has been satisfied, the following will be taken into consideration:

  •
  for the numerator, the sum of (i) Treasury Shares not required to satisfy, prior to the closing of the French Offer, rights under Company Option plans and the allotment in respect of Free Shares, and (ii) the total number of Shares validly tendered to the Offers (including Shares represented by ADSs and Shares held by the Purchaser (if any)) and the total number of Shares to be issued upon exercise of Warrants validly tendered in the Offers, as of the date of the closing of the French Offer; and

  •
  for the denominator, the sum of (i) the total number of outstanding Shares on the date of the closing of the French Offer, including Shares represented by ADSs and Treasury Shares, and

    (ii) the maximum number of Shares to be issued upon the exercise of all Company Options and Warrants, whether or not exercisable, as of the date of the closing of the French Offer.

Undertakings to Tender

        On July 31, 2008, the Supervisory Board of the FCPE ILOG Actionnariat decided to tender into the Offers all of the Shares it held, which to the knowledge of the Company represent approximately 2.47% of the share capital of the Company as of July 7, 2008.

        By an agreement dated July 27, 2008, SAP AG undertook to tender into the Offers all of the Shares it holds, either directly or indirectly, consisting of a total of 685,064 Shares, representing as of July 27, 2008, approximately 3.6% of the Company's share capital, at a price of €10 per Share.

        By an agreement dated July 25, 2008, INRIA-Transfert, a subsidiary of Institut National Recherche en Informatique et en Automatique (INRIA) undertook to tender into the Offers all of the Shares it holds, directly or indirectly, consisting of a total of 1,237,750 Shares, representing approximately 6.4% of the share capital of the Company as of July 25, 2008, at a price of €10 per Share, subject to the agreement of INRIA's board of directors. The board of directors of INRIA has approved the undertaking to tender by INRIA.

        In addition, all of the members of the Company Board expressed their intention to tender into the Offers the Company Securities that they hold. To the knowledge of the Company, as of September 30, 2008, the Company Board holds, in the aggregate, 615,608 Shares and 238,000 Warrants, representing approximately 4.15% of the Company Securities outstanding on September 30, 2008.

Regulatory Approvals

  United States Antitrust Approvals

        Under the Hart -Scott -Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission (collectively, the "Antitrust Agencies"), and certain waiting period requirements have been satisfied. The purchase of the Company Securities pursuant to the Offers is subject to such requirements and, as such, the Offers may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of the Premerger Notification and Report Forms by IBM.

        IBM and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offers with the Antitrust Agencies on August 5, 2008 and August 6, 2008, respectively. On August 15, 2008, the Antitrust Agencies granted early termination of the HSR Act waiting period with respect to the Offers.

  European Antitrust Approvals

        The purchase of the Company Securities pursuant to the Offers is subject to the clearance of the transaction by the European Commission under Article 6(1)(b) of European Council Regulation (EEC) No. 139/2004.

        IBM and ILOG each conduct business in the Member States of the European Union. European Council Regulation (EEC) No. 139/2004 requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds or which are subject to European Union jurisdiction under special alternative procedures be notified to and approved by the European Commission before such mergers and acquisitions are consummated. A purchaser is entitled to implement a tender offer before the decision of the European Commission is rendered under certain conditions. The aforementioned Council Regulation also gives the Member States of the European Union the right to request that the European Commission refer jurisdiction to review a merger to their national competition authorities under the provisions of the relevant national merger law where it may have an effect on competition in a distinct national market. IBM has stated that it does not expect such a request in connection with the Offer and that no Member State of the European Union which has jurisdiction over the transaction has objected to the referral of the review of the transaction to the European Commission.

        The European Commission generally has twenty-five (25) business days from the date of notification of the transaction by IBM either to authorize the transaction or to refer the matter to an in-depth inquiry over a longer period (such initial period, which may be extended to thirty-five (35) business days, being usually referred to as a "Phase I Investigation"). If, following a Phase I Investigation, the European Commission determines that it needs to examine the acquisition of ILOG by IBM pursuant to the Offers more closely because the acquisition raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. If the European Commission initiates a Phase II investigation, it must initiate a final decision as to whether or not the acquisition is compatible with the common market within an additional period of ninety (90) to one hundred five (105) business days after the initiation of the Phase II investigation. The French Offer will automatically lapse pursuant to the relevant provisions of French law should the European Commission initiate a Phase II investigation. The Purchaser has stated that the U.S. Offer will terminate should the European Commission initiate a Phase II investigation.

        IBM submitted a Form CO with respect to the acquisition of ILOG to the European Commission on October 6, 2008.

        The foregoing summary of regulatory approvals is qualified in its entirety by reference to Section 16 of the U.S. Offer to Purchase, and the summary of the regulatory approvals contained in Section 16 of the U.S. Offer to Purchase is incorporated herein by reference. The U.S. Offer to Purchase should be read in its entirety for a more complete description of the matters summarized above.

Squeeze-Out, Delisting and Deregistration

        Pursuant to articles 237-14 et seq. of the AMF General Regulations, the Purchaser has stated that it intends, within a period of three (3) months after the closing of the Offers, to request the AMF to implement a squeeze-out of the Shares, including Shares represented by ADSs, and Warrants that have not been tendered in the Offers by minority shareholders of the Company and holders of Warrants if such Shares and Warrants represent no more than 5% of the share capital or voting rights of the Company, either outstanding or issuable upon exercise of said Warrants, subject to compensation being paid to such holders of the Shares and Warrants.

        The Purchaser has also stated that it reserves the right, assuming it were at any time to hold, directly or indirectly, at least 95% of the voting rights of ILOG, and where a squeeze-out has not been implemented as described above, to file with the AMF a draft minority buy-out offer followed by, assuming it holds at least 95% of the Shares, a squeeze-out of the Shares and Warrants that are not held directly or indirectly by the Purchaser. In such case, the squeeze-out shall be subject to the control of the AMF. The AMF will determine whether the financial terms of the squeeze-out satisfy the valuation of the Shares and Warrants that will be provided by the Purchaser and the report provided by the independent expert which will be appointed by ILOG in accordance with the provisions of article 261-1 II of the AMF General Regulations.

        In case it is not able to implement a squeeze-out after the closing of the Offers, the Purchaser has stated that it reserves the right to request NYSE Euronext to delist the Shares from the Euronext Paris market. It should be noted that NYSE Euronext will only approve such a request if the liquidity of the Shares is greatly reduced following the closing of the Offers, in such a way that delisting would be in the interest of the market.

        Following the closing of the Offers, depending upon the aggregate market value and the number of Company Securities not purchased pursuant to the Offers or any subsequent open market or privately negotiated purchases, as well as the number of public holders of Company Securities, the ADSs may no longer meet the quantitative requirements for continued listing on NASDAQ and may become eligible for deregistration under the Exchange Act. The Purchaser has stated that it reserves the right to request to delist ADSs from NASDAQ, whether or not Shares are delisted from the Euronext Paris market. If this occurs, ADSs would no longer be quoted on NASDAQ and the Purchaser could seek to terminate the registration of the Shares and ADSs under the Exchange Act.

        The ADSs and the underlying Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of ADSs and the underlying Shares. Depending upon factors similar to those described above regarding market quotations, it is possible that, following the Offers, ADSs and the underlying Shares would no longer constitute "margin securities" for the purpose of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

        The ADSs and the underlying Shares are currently registered under the Exchange Act. After the Offers are completed, the registration of the ADSs and Shares with the SEC may be terminated by ILOG upon application to the SEC if the U.S. average daily trading volume of Shares (including Shares represented by ADSs) has been no more than 5% of the average daily trading volume of the Shares on a worldwide basis for a recent twelve-month period, or if Shares and/or ADSs are held by fewer than 300 persons resident in the United States, determined based upon a look-through analysis. Alternatively, ILOG may qualify for suspension of reporting duties if its securities are held by fewer than 500 persons worldwide, determined without a look-through analysis. Termination of registration of the ADSs and the underlying Shares under the Exchange Act would substantially reduce the information required to be furnished by ILOG to the holders of Company Securities and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ILOG, such as the requirement of furnishing an annual report on Form 20-F to the holders of Company Securities and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of ILOG and persons holding "restricted securities" of ILOG to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of ADSs and the underlying Shares under the Exchange Act were terminated, ADSs and the underlying Shares would no longer be eligible for listing on NASDAQ. IBM and the Purchaser have stated that they reserve the right to seek to cause ILOG to terminate the registration of ADSs and the underlying Shares under the Exchange Act as soon after consummation of the Offers as the requirements for termination of registration are met.

        The foregoing summary of the potential squeeze-out, delisting and deregistration of ILOG's Shares is qualified in its entirety by reference to Sections 11 and 12 of the U.S. Offer to Purchase and the summary of the potential squeeze-out, delisting and deregistration of ILOG's Shares contained in Sections 11 and 12 of the U.S. Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the MOU, attached hereto as Exhibit (a)(10) and incorporated herein by reference. The U.S. Offer to Purchase and the MOU should be read in their entirety for a more complete description of the matters summarized above.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purch ase, dated October 14, 2008 (incorporated herein by reference to Schedule TO filed with the SEC by Purchaser on October 14, 2008).
(a)(1)(B)	Form of ADSs Letter of Transmittal (incorporated herein by reference to Schedule TO filed with the SEC by Purchaser on October 14, 2008).
(a)(1)(C)	Form of Acceptance for Shares (incorporated herein by reference to Schedule TO filed with the SEC by Purchaser on October 14, 2008).
(a)(1)(D)	Form of Acceptance for Warrants (incorporated herein by reference to Schedule TO filed with the SEC by Purchaser on October 14, 2008).
(a)(2)	ILOG Employee FAQ, dated July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(3)	ILOG Customer FAQ, dated July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(4)	ILOG Partner FAQ, dated July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(5)	Email sent by Pierre Haren to ILOG Employees on July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(6)	Form of Email sent by Pierre Haren to ILOG customers on July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(7)	Form of Email sent by Pierre Haren to ILOG partners on July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(8)	Press Release issued by ILOG and IBM on July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(9)	Press Release issued by ILOG on July 28, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(10)	Memorandum of Understanding, dated July 27, 2008, by and between ILOG and IBM (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(11)
Presentation sent via email on July 28, 2008 to industry analysts by ILOG and IBM (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 28, 2008).
(a)(12)
Communication Slide Deck entitled "An Introduction to IBM and WebSphere Software" used by ILOG on July 30, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 30, 2008).
(a)(13)
Communication from John Gregory, ILOG CPLEX Product Manager, used by ILOG on July 30, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on July 30, 2008).

Exhibit No.	Description
(a)(14)	Communication ILOG posted to its website on August 8, 2008 summarizing the MOU, signed July 27, 2008, by IBM and ILOG (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on August 8, 2008).
(a)(15)

Unofficial English translation of the draft Note en Réponse (offer response document) filed by ILOG with the Autorité des marchés financiers on August 26, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on August 26, 2008).
(a)(16)	Press Release issued by ILOG on August 27, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on August 27, 2008).
(a)(17)	ILOG Employee Communication and Q&A, dated August 27, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on August 27, 2008).
(a)(18)
Update of the disclosure in the draft Note en Réponse (offer response document) with respect to retention information issued by ILOG on September 8, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 8, 2008).
(a)(19)	ILOG Employee Communication and Q&A, dated September 11, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 11, 2008).
(a)(20)
Unofficial English translation of Note en Réponse (offer response document) made available to the public on the website of the Autorité des marchés financiers (www.amf-france.org) on September 12, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 12, 2008).
(a)(21)
Unofficial English translation of Notice of ILOG Shareholder Meeting, dated September 15, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 15, 2008).
(a)(22)
Unofficial English translation of Press Release issued by ILOG on September 16, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 16, 2008).
(a)(23)	ILOG Q&A Communication, dated October 6, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on October 6, 2008).
(a)(24)
Unofficial English translation of Notice of ILOG Shareholder Meeting, dated October 6, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on October 6, 2008).
(a)(25)
Unofficial English translation of document regarding the additional information related to the legal, financial and accounting characteristics of ILOG S.A., dated October 13, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on October 14, 2008).
(a)(26)
Unofficial English translation of press release regarding the additional information related to the legal, financial and accounting characteristics of ILOG S.A., dated October 13, 2008 (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on October 14, 2008).

Exhibit No.	Description
(a)(27)	ILOG Q&A Communication, dated October 14, 2008(1)
(e)(1)	20-F Excerpt(1)
(e)(2)	2007 Stock Option Plan(1)
(e)(3)	Unofficial English translation of Retention Letter Agreement, dated August 22, 2008, by and between ILOG and Jean-Francois Abramatic.(1)
(e)(4)	Unofficial English translation of Retention Letter Agreement, dated August 22, 2008, by and between ILOG and Eric Brisson.(1)
(e)(5)	Unofficial English translation of Retention Letter Agreement, dated August 22, 2008, by and between ILOG and Christian Deutsch.(1)
(e)(6)	Unofficial English translation of Retention Letter Agreement, dated August 22, 2008, by and between ILOG and Olivier Maurel.(1)
(e)(7)	IBM Offer Letter, dated July 27, 2008, by and between IBM and Pierre Haren (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 8, 2008).
(e)(8)	IBM Offer Letter, dated July 27, 2008, by and between IBM and Bounthara Ing (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 8, 2008).
(e)(9)	IBM Offer Letter, dated July 27, 2008, by and between IBM and Jérôme Arnaud (incorporated herein by reference to the pre-commencement Schedule 14D-9-C filed with the SEC by ILOG on September 8, 2008).
(e)(10)	Confidentiality Agreement, dated November 30, 2006, by and between ILOG and IBM.(1)
(e)(11)	Letter Agreement, dated June 19, 2008, by and between ILOG and IBM.(1)
Annex 1	Unofficial English translation of Independent Financial Expert's Report, dated August 25, 2008.

(1)
Filed herewith.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILOG S.A.
	By:	/s/ JÉRÔME ARNAUD
	Name:	Jérôme Arnaud
	Title:	Chief Financial Officer
Dated: October 14, 2008

English translation for informational purposes only

 Annex 1

TENDER OFFER FOR ILOG'S SHARES AND WARRANTS INITIATED BY CITLOI, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF IBM

INDEPENDENT EXPERT'S REPORT

English translation for informational purposes only

Tender Offer for ILOG's shares and warrants

Independent Expert's Report

INDEPENDENT EXPERT'S REPORT RELATING TO THE TENDER OFFER FOR ILOG'S SHARES AND WARRANTS INITIATED BY CITLOI, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF IBM

        With regards to the tender offer (hereafter called the "Offer") initiated by International Business Machines Corporation ("IBM") through CITLOI, its indirect wholly-owned subsidiary (hereafter called the "Bidder"), relating to the shares and warrants of ILOG (the "Company" or "ILOG"), we were appointed on July 18, 2008, by the President of the ILOG Board of Directors, on the recommendation of the Corporate Development Committee, to act as the Independent Expert to evaluate the fairness of the financial terms offered to the ILOG shareholders and warrant holders. Our appointment was confirmed by the ILOG Board of Directors on July 27, 2008.

        Our nomination was made pursuant to Section 261-1 I of the Financial Markets Authority (AMF) General Regulations due to conflicts of interests with the Board of Directors that the Offer (i) is likely to incur, including the fact that the Offer must include financial instruments of different categories (namely shares and unlisted warrants held by directors of the Company) and (ii) agreements to be concluded under the Offer between some managers of ILOG and IBM. We were not requested to give an opinion on the fairness of shareholders' compensation in case of a possible squeeze-out.

        The price offered to ILOG's shareholders has been set at €10 per share; €0.50 per warrant issued on December 16, 2003; €0.65 per warrant issued on November 30, 2004; €0.50 per warrant issued on November 29, 2005; €0.83 per warrant issued on November 30, 2006; and €1.93 per warrant issued on November 29, 2007.

        We have conducted due diligence as required by Section 262-1 of the AMF General Regulations and its implementation directive 2006-08 of July 25, 2006 concerning independent reviews (perfected itself with the AMF recommendations on September 28, 2006, modified on October 19, 2006). The details of our due diligence procedures are set forth in Appendix 5 below.

        To carry out our mandate, we have used the documents and information submitted to us by the Company and its counsel, without having validated them. Pursuant to the normal practices governing independent reviews, we did not attempt to validate the historical data or estimates used. We only limited our controls to their reasonableness and consistency.

1. Introduction of the transaction

1.1 Companies involved in this transaction

1.1.1 Introduction of the Bidding Company

        IBM is a company incorporated under the laws of the State of New York, with a share capital of $1,373,478,587.00, whose principal office is located at New Orchard Road, Armonk, New York.

        IBM is a global leader in information systems, software and related services. IBM offers, amongst others, business process management (BPM) solutions and software oriented architecture (SOA) services. Its leadership in BPM and SOA relies on 6,550 clients as well as a community consisting of more than 120,000 architects and developers; over 150 universities offer IBM's SOA & BPM training courses; and more than 6,000 commercial partners.

1-1

English translation for informational purposes only

        IBM's shares are listed on the New York Stock Exchange and the Chicago Stock Exchange (market capitalization as of August 1, 2008: $172 billion).

        CITLOI, the bidder of the Offer, is an ordinary joint-stock company whose principal office is located at Tour Descartes—La Défense 5, Courbevoie, and is an indirect wholly-owned subsidiary of IBM.

1.1.2 Introduction to Company

        ILOG is a corporation incorporated in 1987, with a capital of €19,208,848.00 and registered with the corporate and trade register of Créteil under the number 340 852 458. Its principal office is located at 9, rue de Verdun, Gentilly (94250), France.

        ILOG is a global provider of company software components and related services. The company develops, sells and services business rules management systems ("BRMS") and optimization and visualization software components.

        ILOG provides services that primarily relate to BRMS implementation.

        ILOG's components are sold as executables on CDROMS or on the Internet.

        In 1995, the Company went international by opening offices in the United States of America (California) and in Asia. For the fiscal year ended on June 30, 2008, the revenues by region were as follows: North America (45%), Europe (45%), Asia-Pacific (10%).

        In April 2007, ILOG finalized the acquisition of LogicTools for $15.5 million. LogicTools is a supply chain management systems provider whose principal office is in Chicago. LogicTools specializes in network design and inventory management optimization applications.

        The Company has high exposure to the financial services and insurance sectors, to which a large proportion of its clients belong (accounting for approximately one third of total revenues), in particular for its BRMS product line. However, in the last year, despite a difficult environment in the financial sector, the Company has further diversified its customer base in the telecommunications, logistics, transportation and e-government sectors.

        ILOG was first listed on the Nasdaq in 1997. In 1998, the Company's shares were listed on Euronext Paris Nouveau Marché, prior to being listed on the B compartment of the Paris Euronext Eurolist in 2005 when the Nouveau Marché disbanded.

1.2 Context and conditions of the ILOG shares tender offer

        IBM and ILOG announced, via a joint press release issued on July 28, 2008 the execution of a Memorandum of Understanding ("MOU") under which the companies agreed that IBM will submit two tender offers, one in France relating to the securities of the Company, the other one in the United States relating to the American Depositary Shares ("ADSs") issued by ILOG and the shares and warrants owned by all holders residing in the United States.

        Since the end of 2006, ILOG and its Corporate Development Committee (created in January 2007) have been periodically evaluating the different strategic options available to the Company. Several participants in ILOG's industry have, since that date, approached the Company management team with a view towards reinforcing their industrial partnership and/or proceeding with the acquisition of at least part of the Company. The Company's Board of Directors then appointed, in the summer of 2007, an investment bank, J.P. Morgan, to assist in the study and evaluation of the offers received.

1-2

English translation for informational purposes only

        IBM has been one of ILOG's major partners for many years, and exchanges of business information have occurred since the end of 2006 (a confidentiality agreement was executed in November 2006). Informal talks took place on these occasions, which became more intense in August 2007 when ILOG gave a mandate to J.P. Morgan. Discussions failed on September 2007 because the parties could not agree on a price. Informal discussions with three other software industry companies, which had already begun, continued but never resulted in definitive agreements. Discussions with IBM resumed in April 2008, resulting in an offer of €10 per share made at the beginning of June 2008. After negotiating and signing an exclusive agreement, IBM was given access to an electronic data room and performed due diligence from July 1 to July 10, 2008. The MOU was signed on July 27, 2008.

        Pursuant to Sections 231-13, 232-1 and following sections of the AMF General Regulations, IBM has filed an Offer document in which it proposes to the shareholders and warrant holders to acquire:

  •
  all the Company shares issued or to be issued, i.e. a maximum of 23,109,853 shares;

  •
  the warrants issued by the Company on August 26, 2008 to be exercised at the date of the offer, i.e. a maximum of 254,000 warrants.

        A tender offer is also planned in the United States relating to the ADSs issued by ILOG and the shares and warrants owned by all holders residing in the United States in similar terms as for the shares.

        The consideration of the Offer amounts to:

  •
  €10 per share submitted (excluding the ADS);

  •
  the equivalent of €10 per ADS submitted, to be paid in US dollars (on the basis of the euro/US exchange rate at the offer settlement date);

  •
  €0.50 per warrant #1 issued in 2003;

  •
  €0.50 per warrant #2 issued in 2003;

  •
  €0.65 per warrant issued in 2004;

  •
  €0.50 per warrant issued in 2005;

  •
  €0.83 per warrant issued in 2006; and

  •
  €1.93 per warrant issued in 2007.

        The Offer is conditioned to the tendering as of the closing date of the Offer of at least 66.67% of the share capital and voting rights on a fully-diluted basis.

        The opening of the Offer is subject to the prior authorization of the French Ministry of Economic, Industrial and Labor Affairs pursuant to the regulations on foreign investments in France. In addition, the Offer is subject to the clearance of the transaction by the European Commission under Article 6(1)(b) of EEC Regulation No.139/2004.

        The Bidder indicated that it has reserved the right to request the AMF to implement a squeeze out procedure in order to acquire the ILOG shares that have not been tendered under the Offer as soon as it holds at least 95% of the shares and voting rights.

        The Offer indicates under paragraphs 1.1.2 to 1.1.5 the reasons for the Offer and the intentions of the Bidder for the next 12 months. IBM has initiated an Offer for ILOG with a view towards reinforcing its position in the areas of BPM solutions and SOA services by relying on ILOG's BRMS products. In an environment characterized by the increasing complexity of tasks and by the explosion of

1-3

English translation for informational purposes only

the data flows, ILOG's products will enrich IBM's offerings, by bringing new functionalities to its software platform. Moreover, the Offer indicates that "IBM hopes it will be able to increase the visibility and penetration of ILOG's products in its markets, in order to be more competitive in the software market. The pooling of interests of ILOG and IBM gives ILOG an important international expansion opportunity. It will also encourage product cross-selling to clients of both IBM and ILOG, and grant access to new clients thanks to a wider variety of solutions available".

2. Declaration of Independence

2.1 Reminder of the past actions with the parties involved in the transaction and their advice.

        Within the last two years, we did not perform any services for the Company, the Bidder, or any other parties that these companies control as per the definition of Section 233-3 of the Commercial Code.

        Ricol, Lasteyrie & Associés has no legal or financial link with the companies involved in the Offer or with their counsels. It does not hold any financial interest in the success of the Offer, or any amount payable or receivable in any of the companies involved in the Offer or in any parties controlled by one of these companies as per the definition of Section 233-3 of the Commercial Code.

        Pursuant to the recommendations of the AMF with regards to the relationships with the Bidder's and Company's advising banks, we emphasize that during the last two years:

  •
  We acted as independent expert in April 2008 with regards to the take-over offer of SNCF Participations for the securities of Geodis. In this transaction, UBS was the presenting bank.

  •
  We acted as independent expert in March 2008 with regards to the simplified take-over offer of SFR on Neuf Cegetel. In this transaction, J.P. Morgan and Natixis were the presenting banks.

  •
  We intervened in April 2007 as independent expert in the context of the price guarantee followed by a squeeze-out initiated by Banque Fédérale des Banques Populaires for the Foncia securities. In this transaction, Natexis Bleichroeder was the presenting bank.

  •
  We also acted as independent expert with regards to the price warranty initiated by Médiannuaire for the securities of Pagesjaunes Group in October 2006, and with regards to the simplified mixed offer and the ensuing squeeze out for the securities of AGF, respectively in March and June 2007. In these transactions, J.P. Morgan was the counsel of the targeted companies.

        J.P. Morgan is ILOG's advising bank and UBS and Natixis are the presenting institutions with respect to the Offer. We consider that the mandate granted to us by ILOG does not lead us to constantly interfere with the companies involved, as per the definition of Section 261-4 I of the AMF General Regulations.

2.2 Certification

        Ricol, Lasteyrie & Associés certifies the absence of any known past, present or future link with the parties involved in the Offer, or with their counsels, that may likely affect its independence or the objectivity of its judgment with respect to the present mandate.

1-4

English translation for informational purposes only

3. Due diligence conducted

        Our due diligence consisted mainly of understanding the context of the transaction, and in implementing a multi-criteria approach to ILOG valuation. Moreover, we have included the warrants in the scope of our work since they were also included in the Offer.

        We spoke with the independent directors of the Company, including the Corporate Development Committee Chairman, to understand the different strategies that were available to the Company and to discuss the terms of the Offer.

        We spoke with the Company's financial counsel in order to understand the opportunities for the Company in terms of future development or acquisitions by a potential purchaser.

        We looked into the financial public disclosures (financial statements, annual reports, press releases, etc.) published by the Company for the periods ending on June 30, 2007 and 2008.

        We spoke several times with the senior executives to understand the perspectives and the resulting financial forecasts of the Company.

        The Company was deeply affected in 2007/2008 by the drop of the US dollar and the subprime crisis (until the summer of 2007, the Company had numerous clients involved in the mortgage industry). The subprime crisis led the Company to revise its guidance downwards several times during the last few months.

        In an uncertain context and with a lack of visibility over the short-term market, the Company decided against setting a budget for the current year and, thus, a business plan for the years to come.

        In the absence of a budget and business plan approved by the Board of Directors, we were unable to implement the future cash flow discounting method. At the end of our comprehensive discussions with the executives, we were able to set up rather precise scenarios for the current and next year revenues. In the absence of any other proper indication as to future profitability, we have applied to these revenues two scenarios of EBITDA margin rates (before stock options charges): the first one is in line with the past (average 2005-2007, with the exception of 2008 which is too significantly affected by negative exceptional events); the second one stemming from the Bloomberg consensus(1) as of August 20, 2008 (the IBES consensus comprising only one analyst) for the current and the following year. We have also, for information, calculated the value of the Company on the basis of a medium-term target EBITDA ambitious margin of 10%, retained for 2010.

(1)
This consensus, which is established by using forecasts of 4 analysts, is insufficiently detailed to be retained as the basis for a discounted cash flow (DCF) analysis.

        With regards to the analytical methods of appreciation and market valuation, we carried out a comprehensive study of the public information available on the companies, and of similar transactions within our databases.

        Moreover, we have appraised the price offered to warrant holders as against values usually used as a reference in these types of transactions (intrinsic value, offering price, theoretical value based on a statistical pricing model).

        Finally, we performed due diligence on the legal documents submitted to us, within the strict limit and only for the purpose of collecting information that may be useful within the scope of our mandate. We have, in this context, reviewed the MOU between the parties, and different agreements between the Bidder and/or the Company and some of its executives and employees.

        Details of our due diligence procedures and results can be found in Appendix 5.

1-5

English translation for informational purposes only

4. Valuation of ILOG

        Pursuant to Section 262-1 of the AMF General Regulations, we proceeded with our own valuation of the Company's shares and warrants. We also reviewed the valuation work of UBS, the evaluating bank in the context of the Offer, as described in the Offer document.

4.1 Valuation methods discarded (ILOG shares)

        Our work led us to dismiss the following methods:

4.11 Net Balance Sheet Assets Method (NBSA)

        This method does not seem appropriate since the intangible assets used to generate the business of the group are not recorded in the stand-alone or consolidated balance sheets of ILOG.

        For information: the net balance sheet assets as of June 30, 2008, amount to €61.3 million for 19.2 million outstanding shares, i.e. €3.19 per share.

4.12 Re-evaluated Net Assets Method (RNA)

        The re-evaluated net assets method consists of evaluating the shareholders' equity on the basis of the fair market value of its assets and liabilities.

        In the absence of tangible or financial assets to fair value, this method is not appropriate.

        The value of the Company's goodwill and of its technology would be better considered by analyzing the future discounted cash flows, which cannot be carried out in the absence of a business plan. It can be considered by applying multiples to certain aggregates representing the Company's potential, which method has been implemented later in the following paragraphs.

4.13 Discounted Future Cash Flows Method

        The discounted future cash flows (DCF) method could not be implemented in the absence of a finalized budget approved by the Board of Directors, and in the absence of any business plan. Moreover, the analysts' findings we have studied and the consensuses (IBES & Bloomberg) are not sufficiently detailed to constitute the basis of a business plan.

4.14 Discounted Future Dividends Method (Performance Method)

        The valuation approach using discounted dividends assumes that the value of a company can be assessed by evaluating its discounted future dividends. This method is appropriate for companies paying dividends on a regular basis. In this case, no dividend has been declared or paid since the inception of the Company. Moreover, according to the annual report (document de référence) for the period ending on June 30, 2007, the Company intended to use all the available funds towards the financing of its activities and growth, and it therefore had no intention of paying any dividend in the years to come.

4.2 Valuation of shares methods mainly used

        As indicated in the preliminary statement, we first analyzed the context of the transaction, including the different solutions available to the Company to pursue or accompany the development of its activities.

1-6

English translation for informational purposes only

        To evaluate the value of the Company, we then predominantly used the following valuation methods:

  •
  Company's stock price method;

  •
  Comparable listed companies method;

        The comparable transactions method has been retained to cross check results (see § 4.3 below).

        To apply the above methods, we have retained the following elements:

Number of shares

        Our calculations are based on the number of existing shares after adding the shares stemming from the exercise of stock-options and warrant rights in the money, the free shares; and after deducting the shares owned by the Company. The subscription price of the shares stemming from the exercise of stock option and warrant rights has been added to the Company's cash flow.

        The number of outstanding shares so determined amounts to 21,067,809.

Reconciliation between the Company's value and the shareholders' equity value

        Our adjustment, which allows the passing from the Company's value to the shareholders' equity value, is a positive amount of €84.3 million. It comprises of the following elements:

  •
  Net cash situation as shown in the Company's financial statements as of June 30, 2008, i.e. €47.1 million;

  •
  Increased by the cash raised from the exercise of the option and warrant rights for a total of €17.8 million;

  •
  Increased by the equity method investments and loans linked to the equity method investments, for a total of €5.7 million;

  •
  Increased by other non-current receivables (including a research tax credit, a loan, etc.) for a total of €3.6 million; and

  •
  Increased by the value of the tax loss carry-forwards. The amount stated on the June 30, 2008 balance sheet is €1.3 million. In order to value all the tax loss carry-forwards (including the amounts not stated on the balance sheet), we calculated the discounted value of the potential tax credits relating to tax loss carry-forwards, on the basis of a linear use on a period of 5 to 10 years and a discounted rate of 13%. On this basis, the value of the tax loss carry-forwards is within a range of €9.2 to 11.9 million; we have retained a value of €10 million.

4.21 Assessment of the transaction context

        As indicated in paragraph 1.2 above, the Company, through its Corporate Development Committee created in January 2007, has had talks with a number of software industry companies about potential industrial partnerships that could lead to an investment in the capital of ILOG. The Company did not implement an open research process to find a purchaser, but it appointed an investment bank, J.P. Morgan, to assist in the financial discussions with the software industry leaders who expressed an interest in the Company. The discussions with IBM that failed in September 2007 resumed in April 2008, and, on June 19, 2008, led to the signing of an exclusivity agreement between the parties and, after a period of due diligences, to the signing of the MOU on July 27, 2008.

1-7

English translation for informational purposes only

Retainer agreements signed with some managers

        We noted that during the negotiation process, IBM had discussed and signed special agreements with members of the Executive Committee of the Company. These agreements will become enforceable should the Offer succeed. They contain commitments of compensation conditioned on the fact that the senior executives continue to work for a fixed period for ILOG or any other company succeeding ILOG.

        The Offer document also states: "it may be possible that other ILOG employees conclude retention agreements subject to the successful closing of the offers".

        The retention agreements provide for the payment of compensation supplements in the context of the retention plan aimed at retaining key employees. Potential payments could be made to the members of the Executive Committee for a maximum amount of roughly €4.5 M, depending on those individuals' length of service over the following six to thirty-six months and on the basis of reaching "milestones" that will be determined at the latest on the closing day of the Offer. Payments contemplated pursuant to these retention agreements are generally progressive, based on the planned length of retention. A significant sum is usually paid at the end of the retention period (100% for six or twelve months, 40% for twenty-four months, 25% for thirty-six months).

        These amounts are significant considering the salaries of the senior executives involved. They can be explained by IBM's wish to retain key executives to facilitate the integration of ILOG activities into those of IBM. The duration of the retention periods contemplated for each individual program correspond to the period which appears necessary to harmoniously integrate the activities of ILOG into those of the IBM Group.

        In this context, these agreements do not seem to be likely to put into question the fairness of the offered price.

Beneficiaries of stock options and free shares

        Pursuant to the MOU executed July 27, 2008, the Bidder has committed to the following:

  •
  The Company's stock option plans will be modified in order to allow for the exercise of all stock options before the closing of the Offer.

  •
  Beneficiaries of stock options whose exercise price is higher than €9.5 will, for waiving their option rights, receive an indemnification of €0.50 per share.

  •
  In the case of a successful Offer, beneficiaries of free shares will receive an indemnification of €10.00 per share for waiving their rights.

        With regards to the stock option beneficiaries whose exercise price is higher than €9.50, we note that:

  •
  These commitments only relate to the Group employees and managers, and are therefore part of a motivation mechanism aimed, among others, at retaining employees of the Company. The indemnification paid to stock option beneficiaries depends on their service during a period of three to nine months after the results of the Offer have been announced; and

  •
  The indemnification is limited to €10,000.00 per employee.

        With regards to the beneficiaries of free shares, the indemnification granted corresponds to the price offered to shareholders.

1-8

English translation for informational purposes only

        In these circumstances, the cash mechanism set up seems to benefit the employees, and is unlikely to put into question the fairness of the Offer.

Synergies

        Paragraph 1.1.5 (c) of the Bidder's offer document states: "in the long term, possible downsizing may take place in areas such as the back office, and the marketing, production management and product development departments because of natural synergies".

        The Bidder did not communicate to us any calculation of the synergies but he said that once he will be in the position to lead the company, he could reasonably expect to identify opportunities for value creation in order to offset the costs of the transaction and negative synergies. Neither the costs related to the transaction (including compensation supplements that could be paid to certain managers), nor the synergies likely to occur have been taken into account in our valuation of ILOG.

4.22 Reference to the Company stock price Method

        ILOG shares were first listed on the Paris Stock Exchange Nouveau Marché on December 3, 1998, at €12.5 per share. They are presently listed on the B Compartment of the Paris Euronext Eurolist.

        ILOG shares are also listed as ADSs on the Nasdaq in the United States of America. Each ADS corresponds to one ILOG share.

        As of July 25, 2008, 6.4% of the share capital was held by the Institut National de Recherche en Informatique et en Automatique ("INRIA"); 4.8% by Financière de l'Echiquier; 3.9% by Company directors and managers; 2.5% by Company employees; 3.6% by SAP; 4.3% by the Company itself, and the remainder was held by the public (i.e. 74.5%)(2).

(2)
Holding percentages are indicated as against the number of outstanding shares.

        Moreover, in a press release of May 29, 2008, Conversion Capital Master Limited indicated that it had gone over the threshold of 10% of the capital and voting rights following its acquisition of ILOG shares on the stock exchange. As of July 25, 2008, it held 12.3% of the Company's capital(3).

(3)
Document SEC—SC 13D/A of July 25, 2008.

        The stock price is a rather appropriate valuation criterion, even if the liquidity of the security remains low compared to turnover ratios seen on the stock exchange:

  •
  ILOG's capital floating stock is significant (74.5% of the outstanding shares, excluding the shares held by historical shareholders, employees, directors and managers of the Company, as well as the treasury shares).

  •
  the stock is normally listed, the average daily annual volume is around 28,400 shares. The total number of shares exchanged over a year, as of July 25, 2008, which is the last listing day preceding the announcement of the offer, was 7,289,000.

        Compared to the number of outstanding shares, this gives a 38% turnover ratio for the capital and a 51% ratio for the floating stock.

  •
  Six analysts continuously review the Company's activities(4).

(4)
Oddo Midcap, Kepler Securities, Brian Garnier & Co, SG Cowen & Co, Gilbert Dupont, Avenir Finance.

1-9

English translation for informational purposes only

        The following charts(5) show the trend of ILOG's stock price:

(5)
Source Datastream.

  •
  since its first listing, compared to one of its benchmarks(6)

(6)
The Ilog shares have been incorporated in the following indices: SBF 250, ITCAC, Next150 & NextEconomy.

(IT CAC Index) on the same period;

  •
  over one year.

ILOG stock price trend compared to the IT CAC Index since the first listing of the stock on the New Market

        Following its listing on the Stock Exchange, ILOG's stock raised sharply, just like other technology stocks in general (Benchmark: IT CAC Index).

        After reaching its highest level in March 2000, the stock price has continued to fall. Following a short rally at the beginning of 2001, the stock price continued to fall in a difficult economic environment (slowing growth and low visibility resulting for the clients...), aggravated by the events of September 11, 2001.

        The release of results lower than predicted has had a negative impact on the stock price many times, including in January 2006 when a profit warning resulted in a 19% drop of the stock price in one session.

1-10

English translation for informational purposes only

ILOG's stock price movements over a year to July 25, 2008

        Since August 2007, ILOG's stock price has been affected by the subprime crisis because of its relationship with an American firm in a difficult financial situation(7) and because of the postponement of investment decisions in the American banking sector. Moreover, the Company has, since then, published results lower than expected:

(7)
American Home Mortgage.

  •
  On October 31, 2007, following the decisions to postpone the investments of many banking sector clients, ILOG announced a loss for the first quarter of 2007/2008;

  •
  On January 31, 2008, despite a relative success of the diversification policy which permitted the Company to reach its revenue objectives, the Company revised its results objectives for 2007/2008 downwards; and

  •
  On April 30, 2008, ILOG once again revised its results objectives for 2007/2008 downwards.

        The stock price was then sustained due to the increase of Conversion Capital Master Limited in the share capital of ILOG during the month of May 2008.

        The stock price never reached the Offer price of €10.00 per share between August 2007 and July 25, 2008.

1-11

English translation for informational purposes only

        As of July 25, 2008, the last day before the suspension due to the announcement of the Offer, the stock price was at €7.30, i.e. an increase of 1% since the beginning of the year(8).

(8)
ITCAC decreasing by 19% and the SBF2500 decreasing by 22% during the same period.

        The Offer price carries a premium of 37% compared to the last stock price preceding the announcement of the Offer on July 28, 2008; and a premium of between 36 and 65.2% compared to the average weighed stock price in different periods:

	EUR	Premium
Spot July 25, 2007	7.30	37.0%
Average weighted 1 month	6.68	49.7%
Average weighted 3 months	6.05	65.2%
Average weighted 6 months	6.16	62.4%
Average weighted 12 months	7.36	36.0%
Highest 12 months	9.54	4.8%
Lowest 12 months	5.03	98.8%

        We note that at the end of the first listing day following the announcement of the Offer by IBM (July 29, 2008), the stock price jumped 34% to align itself with the Offer price. It has fluctuated since then between €9.74 and €9.79 in significant volumes (daily average volume of 243,000 exchanges from July 29, 2008 to August 20, 2008).

        As of August 20, 2008, the stock price was at €9.74.

Analyses of the stock price objectives by the financial analysts

        As indicated above, ILOG's shares are regularly reviewed by six financial analysts.

        We have reviewed the recent analysts' notes that have been submitted to us(9).

(9)
1st OddoMidcap—June 2, 2008 (€7.50); Kepler Landsbanki—July 1st 2008 ($7.00, i.e. €4.40); Brian Garnier—May 2, 2008 (€7.20).

        They show price objectives between €4.40 and €7.50 per share.

4.23 Multiples Method observed on comparable listed companies

        The stock exchange comparables method consists in determining the value of a company by applying the multiples observed on other listed companies of the same sector to the appropriate aggregates.

4.231 Comparable companies retained

        ILOG operates on the development, marketing and maintenance markets of Business Rules Management ("BRM"), Optimization, "Supply chain" and "Visualization" software components. Due to the specificity of its areas of operation and product mix, there is no company which can be directly compared to ILOG.

        However, because of the dominance of BRM and Optimization activities of ILOG (roughly 60% of its revenue), the multiples method, by observing companies specializing in these areas, can be validly used.

1-12

English translation for informational purposes only

        Knowing that the activities of ILOG as a service provider represent less than 30% of its revenue and that these activities do not constitute a growth axis, the companies specializing in BRM and/or Optimization whose advisory activities constitute their main income item have not been considered.

        The retained sample consists of 6 companies which all have international operations: three have a market capitalization of more than $1 billion and the market capitalization of the other three stands between $120 and 600 million.

TIBCO Software Inc. (USA, capitalization: $1,500 M), Turnover as of Nov. 30, 2007: $577.4 M, EBITDA margin of more than 20%

        A spin-off of Reuters-Teknekron in January 1997, Tibco specializes in the release of software components for the infrastructure which connects applications and data in a services oriented network architecture.

        Tibco operates in the three following sectors:

  •
  Service oriented architecture (SOA)

  •
  Business Optimization

  •
  Business Process Management

Fair Isaac Corp. (U.S.A., Capitalization: $1,200 M), Turnover as of Sept. 30, 2007: $822.2 M, EBITDA margin of more than 28%

        Fair Isaac is among the "Enterprise Decision Management" (EDM) technology leaders. The banking and insurance sectors constitute the biggest part of the company's customer base. The proposed solutions allow the optimization of new client acquisition, the client value improvement, the reduction of fraud and outstanding payments risks, the reduction of operating costs and the acceleration of profitability when entering new markets.

Software AG (Germany, Capitalization: €1,400 M), Turnover as of Dec. 31, 2007: €621.3 M, EBITDA margin of around 25%

        Software AG is among the "Business Infrastructure Software" global leaders. These "Service Oriented Architecture" (SOA) solutions give companies an opportunity to modernize and automate their computer systems, allowing a swift response to operational needs in this way.

Pegasystems Inc. (USA, Capitalization: $500 M), Turnover as of Dec. 31, 2007: $161.9 M, EBITDA margin of 3.6%

        Pegasystems specializes in the version of "Business Process Management" software solutions allowing the automation of complex and constantly changing business processes.

SPSS Inc. (USA, Capitalization: $600 M), Turnover as of Dec. 31, 2007: $291 M, EBITDA margin of around 26%

        SPSS is an editor of software solutions based on predictive analysis. The products offered rely on business and sophisticated technical analysis knowledge. SPSS offers business intelligence tools allowing data analysis and processing, as well as predictive analysis tools applied to specific business processes.

1-13

English translation for informational purposes only

Borland (USA, Capitalization: $120 M), Turnover as of Dec. 31, 2008: $268.8 M, EBITDA margin close to nil

        Borland is the main editor of "Open Application Lifecycle Management" (ALM) solutions, deployed in five axis/products: project management, needs and management definition, lifecycle management, model driven development, and software change management.

        The chart below synthesizes the activity level, the growth and the EBITDA margin registered by the sample companies. We note that two of them have undergone a slowdown in 2007, accompanied by a sharp drop in profitability: Fair Isaac & Borland Software.

        ILOG shows a growth of around 12% for the period ended June 30, 2008, as per the financial statements in USD—US GAAP standards, i.e. a median growth compared to the companies retained, and an EBITDA margin of around 4%, which is in the low range compared to the sample companies. The turnover growth comparison 2007/2008 in euros (-0.4%) versus USD (12%) demonstrates the high sensitivity of ILOG to the EUR/USD exchange rate.

        We reviewed with great care the research and development costs incurred. Each year, ILOG registers as a charge all the R&D costs incurred. We made sure all the sample companies were doing the same.

				Revenues			EBITDA
	Closing date	Accounting Principles							R&D expenses N	R&D exp. (% CA)
Companies			Currency	N-1	N	yoy	N	% 07
ILOG	June 30	IFRS	EUR	123.2	122.7	-0.4%	7.3	5.9%	26.3	21.5%
ILOG	June 30	US GAAP	USD	161.5	181.0	12.1%	7.2	4.0%	38.6	21.3%

TIBCO SOFTWARE	Nov. 30	US GAAP	USD	517.3	577.4	11.6%	120.7	20.9%	92.9	16.1%
FAIR ISAAC	Sept. 30	US GAAP	USD	825.4	822.2	-0.4%	235.0	28.6%	70.6	8.6%
SOFTWARE	Dec. 31	IFRS	EUR	483.0	621.3	28.6%	151.9	24.5%	65.9	10.6%
PEGASYSTEMS	Dec. 31	US GAAP	USD	126.0	161.9	28.5%	5.8	3.6%	26.2	16.2%
SPSS	Dec. 31	US GAAP	USD	261.5	291.0	11.3%	75.4	25.9%	50.6	17.4%
BORLAND SOFTWARE	Dec. 31	US GAAP	USD	304.7	268.8	-11.8%	0.1	0.1%	57.8	21.5%

Overall median						11.4%		22.7%		16.1%

4.232 Parameters applied to the method

        The company value is based on the market capitalization of August 20, 2008, calculated on the basis of the number of diluted shares most recently announced by the companies and a spot price, increased by the latest available net indebtedness and decreased by the financial assets and the tax loss carry-forwards capitalized.

        We have established the 2008r, 2009p and 2010p multiples on the basis of the IBES consensus and the latest financial statements released by the companies. The aggregates taken as benchmarks to determine the multiples have been rescheduled as of June 30.

        The multiples preferred in the context of this valuation are Company Value multiples as against the EBITDA, as the latter allows for a good comparison of the results since they only take into account the results generated by the activities of the Company, discarding the amortization and financing policies of the Group.

        We ensured that, for each and every company in the sample, the financial analysts were not taking into account the stock option compensation charge in their EBITDA forecasts. The only exception is Software AG, which publishes its financial statements using the IFRS standards. However, we note that the impact of the stock option charge is rather insignificant.

1-14

English translation for informational purposes only

        The turnovers multiples have been discarded since they do not take into account the profitability of the company being valued. We, nonetheless, present them for informational purposes as they allow us to observe a certain correlation between the size and the profitability of the companies on the one hand, and the turnover multiple on the other hand (except for Pegasystems which shows a high turnover multiple despite a low profitability).

        The EBIT multiple could not be retained because of the financial analysts' practices lack of homogeneity to determine this aggregate. Some analysts reprocess the amortization amounts as intangible assets, some do not. The PER was also discarded as it introduces a bias related to the financial structure.

        The chart below synthesizes the average benchmark multiples:

			EV/Revenues			EV/EBITDA
Companies	Currency	EV (m2)	June 08	June 09p	June 10p	June 08	June 09p	June 10p
TIBCO SOFTWARE	USD	1,242	2.0x	1.8x	1.7x	9.3x	8.1x	7.3x
FAIR ISAAC	USD	1,550	2.0x	2.0x	1.9x	9.3x	8.3x	7.7x
SOFTWARE	EUR	1,471	2.2x	2.0x	1.8x	8.4x	7.1x	6.4x
PEGASYSTEMS	USD	385	2.1x	1.8x	na	na	na	na
SPSS	USD	475	1.6x	1.5x	na	6.4x	6.1x	na
BORLAND SOFTWARE	USD	142	0.6x	0.7x	na	na	na	na

Average multiples			1.7x	1.6x	0.0x	8.4x	7.4x	7.1x

4.233 Description of the assumptions used to establish the ILOG projected aggregates

        The Company did not submit any forecasts.

        Therefore, we have prepared two scenarios of forecasts for 2009 and 2010. The first one relies on the revenue growth trends discussed with senior management and the profitability ratio (EBITDA margin excluding the impact of the stock option charges) registered on the last four years (average rate on the period excluding 2008 and higher on the period); and the second one stems from the Bloomberg consensus of August 20, 2008(10).

(10)
Since we did not have access to the analysts' notes which permitted to establish the Bloomberg consensus, we cannot confirm that the stock option charges have been systematically reprocessed, although this assumption is the most likely as the reprocessing took place in all the notes we were given access to.

(MEUR)	2008r	2009p	2010p
RLA scenario—ILOG
Revenues	122.7	137.8	155.1
EBITDA	4.3	9.4	11.6
EBITDA margin	3.5%	6.8%	7.5%
Bloomberg scenario
Revenues	122.7	133.4	145.0
EBITDA	4.3	6.4	10.3
EBITDA margin	3.5%	4.8%	7.1%

1-15

English translation for informational purposes only

        Applying the EBITDA multiples mentioned above leads to valuation of the company between €47.4 and €82.9 M, i.e. a shareholders' equity of €131.7 to €167.1 M, and a share price of between €6.30 and €7.90.

        For informational purposes, the value arrived at:

  •
  on the basis of a turnover multiple after linear regression in relation to profitability (excepting Pegasystems) between 0.62x and 0.83x, reflects a price between €7.59 and €9.42 per share.

  •
  on the basis of a 2010 EBITDA multiple relying on a 2010 EBITDA margin of 10% (voluntary assumption), reflects a price of €9.24 per share.

        On the basis of the market capitalizations of August 20, 2008, the offer price shows a premium of between 26.1% and 60% on the values calculated using this method.

4.3 Comparable transactions Method retained to cross check

        The comparable transactions method relies on the analysis of multiples disclosed during the tender offer transactions in the economic sector of the company being evaluated.

        We reviewed the last two years of transactions involving companies having strong similarities with ILOG, in terms of activities and size. Transactions for which the available public information was deemed insufficient have not been used.

        Despite all our precautions, the validity of this method is limited because:

  •
  the multiples induced by majority transactions include control premiums that can sometimes be significant and difficult to evaluate fairly;

  •
  the approach is limited by the difficulty in accessing complete information about the transactions themselves;

  •
  the market conditions may have evolved since the closing of certain transactions (which is the case with the acquisition of WebMethods that took place before the financial crisis which erupted at the beginning of the summer of 2007).

        Therefore, we have retained this method only to cross check our information.

Transactions used:

  •
  Acquisition of Iona Technologies by Progress Software (June 2008): Iona Technologies (Turnover as of Dec. 31, 2007: $77.66 M, EBITDA margin of 6.9%), Irish company listed in the US, provider of software integration technologies. It edits EAI (Enterprise Application Integration) specific software, i.e. application integration software and software oriented architectures (SOA) services.

  •
  Acquisition of Telelogic AB by IBM Corporation (June 2007): Telelogic (Swedish company, Turnover as of Dec. 31: SEK 1,717.30 M, EBITDA margin of around 20%) is one of the main global providers of automation solutions and best practices support to businesses, from the business process management (BPM) and the business architecture to the development driven by the needs of advanced systems and software.

  •
  Acquisition of WebMethods Inc. by Software AG (April 2007): WebMethods (American company, Turnover as of Dec. 31, 2007: $201 M, negative EBITDA margin) specializes in SOA

1-16

English translation for informational purposes only

    and BPM. It is one of the main providers of business integration software to large private and public companies.

        The average turnover multiples (2.1x for the one calculated on the last 12 months, and 2.0x for the one calculated on the next 12 months) reflect values of €16.50 and €17 per share. Because of the targets' profitability disparities, turnover multiples cannot be preferred.

        We have therefore applied the average of the multiples induced by these transactions (12.3x the EBITDA NTM(11) ) to the 2009 ILOG projected aggregates presented above in the context of the comparable companies method (the 2008 ILOG aggregates being much too degraded).

(11)
NTM : Next twelve months.

        The Company is valued at between €78.8 M and €115.2 M, i.e. a shareholders' value of between €163.1 M and €199.5 M, and a share price value of between €7.70 and €9.50.

        The Offer price shows a premium of 5.6 to 29.2% on the values calculated using this method.

4.4 Assessment of the warrants value

        The Offer also involves 254,000 warrants, 158,000 of which are in-the-money (issue price lower than the Offer price of €10) and 96,000 of which are out-of-the-money (issue price higher than the Offer price of €10). They are all held by directors, except for 16,000 which are held by former non-director members of a former committee, the Scientific Committee.

        The Offer price corresponds:

  •
  for the warrants in-the-money: to the intrinsic value

  •
  for the warrants out-of-the-money: to €0.50 per warrant

        We have no observation on the principle. The in-the-money warrant rights, if exercised today, would in fact allow their owners to benefit from the differential between the Offer price of €10 per share and the share subscription price; the warrants out-of-the-money are entitled to a lump sum of €0.50 per warrant.

        As the warrants involved in this Offer are held almost exclusively by directors, except for the 16,000 valued at €8,000.00 owned by former external members of the Scientific Committee, we have evaluated the fairness of the Offer price for all the warrants based on their global theoretical value and using the Black-Scholes method for evaluating options.

        The warrants granted to directors and former members of the Scientific Committee can be assimilated to American options (since the rights can be exercised at any time within five years); the Black-Scholes method is more suitable for European options (to be exercised at maturity). However, the sensitivity to the model type appears insignificant compared to the sensitivity to volatility. Moreover, the Black-Scholes model is more often used to value options involved in a public offer.

        The warrants are not listed and cannot be assigned to third parties. This also limits the relevance of the optional valuation model. However, it is contemplated that ILOG's Board of Directors make all decisions so that the terms and conditions of the warrants may be amended in order to be transferable so that they can be brought to the Offer.

        The main difficulty with this method consists in choosing the volatility, which is the most sensitive parameter of this model.

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        We have preferred two main categories of assumptions:

  •
  Implementation of the model on the conditions prior to the Offer basis:
  •
  maturity: real duration

  •
  strike price of the underlying shares: between €6.30 and €7.90 (low and high estimates of our Company valuation analysis, using the stock market comparables method)

  •
  volatility: 30 to 40% in the context of the 35% historical volatility on 260 days ending on July 28, 2008(12)

(12)
Source: Bloomberg (35.46%); Datasteam (34.43%).

    •
    risk-free rate: risk-free rate in line with the maturity(13)

(13)
Source: datastream—euro vs euribor zero curve.

  •
  Implementation of the model on the conditions of the Offer basis:
  •
  maturity: between six (6) and twelve (12) months, the success of the Offer may lead to an early delisting of the security

  •
  strike price of the underlying share: Offer price, i.e. €10.00

  •
  volatility: inclusive calculation within a range of 10 to 20%; the volatility of a share involved in an offer being normally low since the security price is generally aligned on the Offer price

  •
  risk-free rate: risk-free rate in line with the maturity(14)

(14)
Source: datastream—euro vs euribor zero curve.

        Our analysis reflects a total value for the warrants of between €183,800 and 347,300 when taking into account the conditions prior to the Offer (central volatility at 35%); and of between €218,200 and 308,600 when taking into account the conditions of the Offer (volatility between 10 and 20%).

        For informational purposes: When considering that the value of the underlying share is equal to €7.30, which is the spot price on July 25, 2008, the implicit volatility which would bring out a total theoretical value equal to the value of the Offer, i.e. €223,600, is 29%.

        The values calculated reflect the total price for all the warrants, i.e. €223,600.

5. Analysis of the valuation work carried out by the evaluating bank

        UBS, the evaluating bank in this transaction, has prepared the evaluation elements appearing under Section 3 of the IBM Offering Circular.

        We have analyzed these elements and approached the bank officers to discuss them. The bank also submitted its complete valuation report to us.

        The evaluating bank has used the following approach to value the ILOG shares:

Valuation methods discarded:

  •
  Discounted future cash flows (DCF)

  •
  Performance Method (discounted dividend flows)

  •
  Net Balance Sheet Assets (NBSA)

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  •
  Re-evaluated Net Assets (RNA)

  •
  Analysts' price targets (used as a reference only)

Valuation methods retained:

  •
  Market price

  •
  Stock exchange comparables

  •
  Comparable transactions

Number of diluted shares and net debt

        The evaluating bank used a number of diluted shares equal to 18,883,000, calculated on the basis of the Treasury Method; taking into account the options and free shares as of June 30, 2008, and the impact of the indemnification proposed by IBM on the beneficiaries of free shares and out-of-the-money stock options.

        We used a number of diluted shares equal to 21,068,000, calculated on the basis of the total dilution method. It must be noted that we integrated the cash flow stemming from the theoretical exercise of the option rights in our calculation of the net debt (€17.9 million). Moreover, we do not take into account the impact of the indemnifications proposed by IBM (stand alone valuation before the Offer).

        The evaluating bank used a global adjustment between the Company value and the shareholders' equity of €47 million. We used a positive adjustment of €84.3 million.

        The differences relating to the global adjustment between the Company value and the shareholders' equity stem from:

M€	RLA	UBS	Differences
Net cash	47.1	47.1	0.0
Equity method investment	5.7	5.6	0.1
Cash for options exercise	16.8	—	16.8
Cash for warrants exercise	1.0	—	1.0
Tax—losses carried forward	10.0	0.0	10.0
Other long term assets	3.6		3.6
Retirement indemnity accrual	—	1.3	1.3
IBM break-up fee (MOU)	—	4.4	4.4

Adjustments	84.3	47.0	37.3

        Besides the disparity due to the methodology mentioned above (number of shares diluted vs. Treasury Method), the main divergence arises out of the inclusion in our calculations of the discounted value of the tax losses that can be carried forward. Other divergences are insignificant.

5.1 Valuation methods discarded by the evaluating bank

        We do not have any disagreements on the rejection of the discounted future cash flows, performance, net balance sheet assets and re-evaluated net assets methods, since we have discarded these methods.

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        The evaluating bank has presented the analysts' market price targets for information, which we have also done.

5.2 Valuation methods retained by the evaluating bank

5.21 Stock price Method

Evaluating bank work

        The evaluating bank has assessed the Offer price as against the market performance of ILOG shares, relying on the spot date of July 25, 2008, as well as the weighted averages taken one, three, six and twelve months from that date.

        On the basis of this method, the value of ILOG shares should be, according to the evaluating bank, between €5.03 and €9.54 per share.

Divergence in assessment

        The evaluating bank has defined the floating stock as being that "portion of capital of which is owned by shareholders each holding less than 1% of the capital". On this basis, the floating stock appears to be 48% as of July 25, 2008. We have established the floating stock on the basis of the number of outstanding shares, minus holdings that have been stable for at least a year, since we have related this floating stock to the annual volumes in order to evaluate the liquidity of the ILOG shares.

        However, we have no divergence in assessment, since we also have retained this method as our main tool. The result of our analysis is in fact very close to that of the bank. Insignificant differences are due to the use of different databases (Factset for the bank & Datastream for RLA).

5.22 Company analogical evaluation by means of the stock exchange comparables method

Evaluating bank work

        The evaluating bank chose a large sample, consisting of 11 companies divided into three segments: BRMS, medium-size American software editors, and medium size European software editors.

        The evaluating bank used average turnover, EBITDA and PER multiples, on the basis of aggregates rescheduled as of June 30, on years 2008r and 2009p. The reprocessed stock option charges projected aggregates of each company of the sample stem from a financial analyst note recently published.

        The bank assessed the value of comparable companies in terms of market capitalization as of July 25, 2008 (source FactSet), which is the date the transaction was announced, and on the basis of a number of diluted shares pursuant to the Treasury Method.

        UBS has applied multiples to the ILOG aggregates whose stock option charges have been reprocessed.

        The forecasts stem from a personal consensus, established by using the notes of two analysts.

Divergence in assessment

Choice of comparable companies

        The choice of BRM segment companies (Tibco, Fair Isaac and Pegasystems) does not require comments from us, since these companies were also included in our sample.

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        Moreover, like the bank, we have selected Borland Software and Software AG. We have also selected SPSS because of the similarity of its activities to those of ILOG. This company has not been used by the bank because its important growth and profitability were significantly better than that of ILOG.

        It seems to us that the activities of the other companies chosen by the evaluating bank, because of their size and of their profitability profile are different from the core activities of ILOG, i.e. BRM and Optimization activities:

  •
  Vignette offers Internet content and electronic document management solutions.

  •
  I2Technologies proposes supply chain applications, but its service provider activity is important: in 2007, only 18% of its turnover was generated by the sale of licenses.

  •
  Actuate operates in the Internet applications and data management sector.

  •
  SDL offers data management solutions but mainly advertises as a service provider (85% of its 2007 turnover was generated by services and maintenance activities).

  •
  Kofax is an information management software editor, but a third of its sales relates to computer equipment.

  •
  Cegid is a software editor for companies and public accountants (payroll, human resources, client relationship management), and is also a service provider (installation and deployment, training, supply of network platforms, etc.).

Market Capitalization Calculation

        The evaluating bank used the Factset database for the market prices of comparable companies as of July 25, 2008. We used the Datastream database and the stock market prices of August 20, 2008.

        The evaluating bank applies the Treasury Method to determine the number of diluted shares of each company used, generally on the basis of the last annual data available when it comes to share plans, and of the last quarterly available data when it comes to the net debt of these companies. We have used an average diluted number of shares, published in the financial statements to calculate the net debt.

Choice of multiples

        We make no comment on the choice of the EBITDA multiple, since we also chose this aggregate.

        We did not use the turnover multiples because of the important differences in profitability between ILOG and the comparable companies. In addition, we have not used the PER, which is biased by the impact of the financial policies pursued by each company.

        We used the IBES consensus for our forecasts. The evaluating bank refers to the last available note for each company.

        Moreover, we determine prospective multiples for year 2010p whereas the bank only uses 2009; and we discard 2008r which is not representative of the activity, whereas the bank used this historical aggregate.

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Determination of the ILOG aggregates

        The bank determined the Company projected aggregates on the basis of its personal consensus, consisting of two analysts' notes published before the announcement of the June 30, 2008, results.

        We used two scenarios. The first one is based on growth and historical profitability elements (excepting 2008); and the second one stems from the Bloomberg consensus.

        Moreover, we have introduced, for informational purposes, a value calculated on a forecasted EBITDA margin of 10% in 2010.

Calculating the passing from the shareholders' equity value to the Company's value

        The bank does not take into account any amount for the tax savings related to the tax loss carry-forwards. We have used assets of €10 M for ILOG and the amount of carry-forwards activated in the comparable companies.

        The evaluating bank concludes to a wide range of values between €1.45 and €14.33 per share (€4.42 to €5.60 per share when using only the EBITDA multiples). Our range of values goes from €6.30 to €7.90. Those values stem from the application of EBITDA multiples only.

5.23 Company analogical evaluation by means of the comparable transactions method

Evaluating bank Work

        The comparable transactions sample retained by the evaluating bank consists of nine transactions that took place between 2006 and 2008.

Divergence in assessment

        We have used the transaction method only to cross check our information.

        On the nine transactions included in the bank's sample, we used only three: the acquisition of Iona Technologies by Progress Software, the acquisition of Telelogic AB by IBM Corporation, and that of WebMethods by Software AG.

        We have rejected the acquisition of the following companies mainly because they do not have comparable activities:

  •
  GL Trade SA by SunGard Data Systems Inc.: GL Trade SA is a French company providing software to financial institutions. It offers front-office, middle-office and back-office solutions. This activity cannot be compared with that of ILOG.

  •
  Utimaco Safeware AG by Sophos Holdings GmbH: Utimaco specializes in data protection software.

  •
  Metasolv by Oracle: This US company is an editor of support solutions for the telecom market. This activity seems to us very different than that of ILOG.

  •
  InterVidéo by Corel: This company is an editor of audio and video software. This activity cannot directly be compared with that of ILOG.

  •
  Manugisitics by JDA Software: This company develops supply chain management solutions. This activity is only partially comparable to that of ILOG.

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  •
  Portal Software by Oracle: This company develops client relationship and invoicing management solutions to Internet access providers, contents providers (media), Internet sites, and e-commerce companies.

        Regarding the choice of multiples, the choice of aggregates and the passing from the Company's value to the shareholders' equity value, our comments are identical to those described in the comparable companies method of assessment paragraph.

        The evaluating bank concludes to a wide range of values between €2.62 and €15.39 per share (€5.65 to €6.14 per share when retaining only the EBITDA multiples). Our sample shows a range of values between €7.70 and €9.50 per share.

5.24 Warrants Valuation

Evaluating bank Work

        The evaluating bank assesses the value of the in-the-money warrants on the basis of their intrinsic value, and that of the out-of-the money warrants by comparison with the indemnification proposed to the employees for their out-of-the money warrants, and, for information, compares them to a theoretical value based on a Black-Scholes valuation model.

        The Black-Scholes main valuation parameters have been used by the bank: volatility rate between 20 and 45%, price of the underlying share equal to the Offer price, i.e. €10.00, and contractual maturity.

        The values obtained are within a range of €0.32 to €2.36 per warrant, according to the plans and the volatility used.

Divergence in assessment

        We believe, contrary to the bank, that the warrants' value must be assessed by taking into account diverse criteria, including the options' intrinsic value. The valuation with the Black-Scholes method is the criterion generally used in the context of tender offers. We have chosen the warrants global valuation since all of them are held by directors or former members of the Scientific Committee.

        To implement the Black-Scholes method, it seemed to us that the mixing of historical volatility rates observed on ILOG shares and of the price of an underlying asset equal to the Offer price was voluntary and likely to overestimate the value of the warrants. These two elements cannot, according to us, be analyzed separately.

        We nonetheless agree with the bank concerning the difficulty in determining an appropriate valuation in a tender offer period since the model is sensitive to this parameter.

        We have therefore assessed the warrants on the basis of two scenarios: first, by using the conditions prevailing prior to the announcement of the Offer; second, by using the Offer price, the lowest volatility and a reduced maturity.

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6. Memorandum of our work and certification of the fairness of the offer price

6.1 Memorandum of our evaluation work

        At the end of our studies, the Offer price of the transaction, i.e. €10.00, highlights the following premiums as against the values calculated with the valuation methods we considered appropriate:

	Evaluating bank		RLA		Premium discount
In euros	Low	High	Low	High	Low	High
Main observation
Stock price	5.03	9.54	6.7	7.3	49.7%	37.0%
Comparable companies	1.45	14.33	6.3	7.9	60.0%	26.1%
Crosschecks
Comparable transactions	2.62	15.39	7.7	9.5	29.2%	5.6%

        These premiums and discounts as against the valuation of ILOG shares before the transaction ("stand alone"), i.e. without taking into account the possible impact of the synergies that may result from the transaction, or the costs related to this transaction.

        With respect to the warrants, the total Offer price of €223.600 is compared to the total intrinsic value of €175.600 and the total theoretical value pursuant to the Black-Scholes method comprised between €184.00 and €347.000. All of the warrants are held by directors of former members of the Scientific Committee, which no longer exists.

6.2 Certification of fairness of the Offer price

        Our report is written in the context of a possible risk of conflicts of interests within the ILOG Board of Directors, because some elements of the Company's senior executives' compensation may be deemed likely to generate conflicts of interests liable to adversely affect the objectivity of the Company's Board of Directors legal opinion. We were not asked to give an opinion on the shareholders' indemnification in case of a possible squeeze-out.

        At the end of our work, we noticed the following:

  •
  the proposed Offer price offers a significant premium (nearly 50%) as against the average market price over one month, and a premium of nearly 37% as against the spot price on July 25, 2008, which was the last trading day before the announcement of the transaction. The market price, considering the float stock and despite the low liquidity of the security, constitutes a significant benchmark; the transaction thus offers an immediate liquidity to ILOG's shareholders, at a much higher price than the stock market price over the past year. Moreover, the Company's historical shareholders have committed to tendering in the Offer all the shares they hold in the Company;

  •
  ILOG Executive Committee members were offered retainer agreements which will become enforceable if the Offer is successful. The agreements signed in this context provide for compensation supplements, which will be paid out if the employees concerned stay with the company for six to thirty-six months and help reach certain milestones which will be determined by the closing date of the Offer. Although significant, the amounts involved are not, by their nature, likely to challenge the fairness of the price proposed to the shareholders;

  •
  The Bidder had not released any figures as to the amount of synergies this transaction could unleash;

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  •
  A discounted future cash flows (DCF) analysis could not be carried out in the absence of a business plan; the budget for the current year not having been approved by the Company's Board of Directors; the stock analysis having been carried out on the basis of forecasted aggregates for 2009 and 2010, based on the Bloomberg consensus and discussions with the management team;

  •
  The Offer price shows a premium of between 26.1% and 60% as against the values calculated by using the stock exchange comparables method, calculated on the basis of aggregates determined as explained above;

  •
  The Offer price also shows a premium of around 8% as against the value obtained by applying the 2010 market multiple to a voluntary EBITDA of 10% of the forecasted ILOG 2010 turnover;

  •
  The Offer price shows a premium of between 5.6% to 29.2% as against the values calculated by using the comparable transactions method. The pertinence of this method must however be tempered because of the tenuous comparability of the acquisition contexts of the different companies. This method has therefore been used for informational purposes only.

        In this context, and in the present market conditions, we believe that the price of €10.00 per share which the initiating company, IBM, proposes to offer is financially fair, in the context of an optional offer to the ILOG shareholders.

        We also believe that the aggregate amount proposed to the warrant holders (since all of them are directors or former members of ILOG's defunct Scientific Committee) is fair from a financial stand point.

Signed at Paris
August 25, 2008
Ricol, Lasteyrie & Associés Sonia Bonnet-Bernard

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 APPENDICES

APPENDIX 1: INTRODUCTION OF RICOL, LASTEYRIE & ASSOCIES

        With a compact team of professionals recognized in their specific fields, Ricol, Lasteyrie & Associés operates, since its inception, in all areas requiring financial analysis, company valuations or certification of fairness, whether it is in the context of:

  •
  Legal mandates: contributions in kind and mergers;

  •
  Contractual mandates: independent assessment, company valuation and litigation.

        With time, Ricol, Lasteyrie & Associés has acquired a recognized reputation in transactions that require a particular assessment of the fairness among shareholders, and more generally in the fields of independent assessment and fairness certification.

        Ricol, Lasteyrie & Associés abides by a Quality Charter which can be downloaded on its website: www.ricol-lasteyrie.fr

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APPENDIX 2: LIST OF INDEPENDENT REVIEW MANDATES CARRIED OUT BY RICOL, LASTEYRIE & ASSOCIES SINCE SEPTEMBER 2006

        Since the AMF General Rules publication, Ricol, Lasteyrie & Associés has been engaged as an independent expert in the context of the following transactions for companies whose stocks are listed on regulated markets:

Date	Target	Bidder	Presenting bank	Type of offer
April 2008	Geodis	SNCF Participations	UBS/Deutsche Bank	Tender offer
April 2008	Neuf Cegetel	SFR	JP Morgan/Calyon/Société Générale/Natixis/Crédit Mutuel-CIC	Simplified tender offer
February 2008	Genesys	West International Holding Ltd	Lehman Brothers	Tender offer
February 2008	Siparex Croissance	Siparex Croissance	Neuflize OBC (ABN group)	Buy out offer
January 2008	Net2S	BT Group Plc	Lazard Frères	Simplified tender offer
October 2007	IB Group	Overlap Group	ODDO Corporate/Aforge Finance	Merger
September 2007	Completel	Altice B2B	HSBC/Calyon	Simplified tender offer
June 2007	AGF	Allianz SE	Goldman Sachs/Rothschild/Calyon	Buy out/squeeze out procedure
April 2007	Forinter	OFI PE Commandité	Cazanove	Buy out offer
April 2007	Foncia	Banque Fédérale des Banques Populaires	ABN Amro/Natexis Bleichroeder	Standing market offer procedure and squeeze out
March 2007	AGF	Allianz SE Allianz Holding France SAS	Goldman Sachs/Rothschild/Calyon	Simplified tender offer
January 2007	Sasa Industrie	Sasa Holding & Management	CM-CIC Securities	Simplified tender offer
December 2006	Siparex Croissance	Siparex Croissance	Oddo Corporate Finance	Buy out offer
December 2006	Foncière Massena	Massena Property	CM-CIC Securities	Simplified tender offer
November 2006	Nissan France SA	Nissan Europe SAS	Société Générale	Simplified and public buy out offer
October 2006	PagesJaunes Groupe	Funds managed by KKR and Goldman Sachs (via Médiannuaire)	BNP Paribas/Goldman Sachs/Lehman Brothers	Standing market offer procedure
October 2006	Gemplus International	Gemalto	Deutsche Bank	Buy out offer(1)
September 2006	TLD Group	Axa Private Equity (via TLD International Holding)	HR Banque	Simplified and buy out offer

(1)
At the request of the Commission de surveillance du secteur financier (CSSF) of the Grand Duchy of Luxembourg, according to Luxembourg tender offer regulations law.

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APPENDIX 3: ENROLMENT IN A PROFESSIONAL ASSOCIATION RECOGNIZED BY THE "AUTORITE DES MARCHES FINANCIERS"

        Ricol, Lasteyrie & Associés has been a member of the Association Professionnelle des Experts Indépendants (APEI) since July 1, 2008. This association is recognized by the Autorité des Marchés Financiers pursuant to Section 263-1 of its General Regulation.

        Moreover, Ricol, Lasteyrie & Associés abides by a quality charter which, among others, prescribes procedures to protect the independence of the firm and avoid conflict of interest situations. This charter also aims at controlling, for each mandate, the quality of the work done and of the reports before their publication.

APPENDIX 4: COMPENSATION RECEIVED

        For this mandate, we received a compensation of €150,000.00, before tax and other expenses.

APPENDIX 5: DESCRIPTION OF THE DUE DILIGENCE APPLIED

Detailed work program

        We have implemented the following work program:

Understanding of the transaction and mandate acceptance

Identification of risks and mandate orientation

Collection of necessary information and data

  •
  Review of analysis about the industry and financial analysts' notes on the Company and its comparables

Assessment of the transaction context:

  •
  Discussions with the Corporate Development Committee members and the Company financial advisor

  •
  Meeting with the Bidder and their counsel

  •
  Legal documentation Review:

  •
  Understanding of the confidentiality agreement signed between ILOG and IBM

  •
  Understanding of the exclusivity agreement dated June, 19, 2008

  •
  Memorandum of Understanding and appendices Review

  •
  Familiarization with the agreements signed with the Executive Committee members

Stock price analysis

  •
  Liquidity analysis

  •
  Stock price fluctuation analysis

  •
  Financial analysts' notes review

Establishing projected aggregates with help from the Company

  •
  Review of the financial documentation of the last 3 years, and understanding the achievements to date

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  •
  Establishing revenues scenarios by segment with collaboration of the Company

  •
  EBITDA margins analysis

  •
  Sensitivity to different scenarios analysis

Implementation of analogical methods:

  •
  stock exchange comparables (main method)

  •
  comparable transactions (for information)

Assessment of the price proposed to the warrant holders

Letters of representation from ILOG officers as well as from officers of the Bidder

Briefing note

Writing of the report

Analysis of the Evaluating Bank price assessment elements and valuation report

Consistency study between the independent expert report, the Tender Offer project and the Response note of the Company

Independent review

Presentation of the conclusions to the Company

APPENDIX 6: STUDY SCHEDULE

  •
  July 18, 2008: Appointment of Ricol, Lasteyrie & Associés by the Chairman of the Company's Board of Directors, on the recommendation of the Corporate Development Committee

  •
  July 21, 2008: Contact with the ILOG advising bank, and meeting with the evaluating bank

  •
  July 22 to 24, 2008: Follow-up with ILOG counsel

  •
  July 24, 2008: Signature of the independent expert engagement letter by the Company

  •
  July 25, 2008: Meeting with officers of the Bidder

  •
  July 27, 2008: ILOG's Board of Directors formalizing in particular the independent expert appointment

  •
  July 27, 2008: Signature of the MOU between IBM and ILOG

  •
  July 28, 2008: Meeting with two ILOG independent directors

  •
  July 29, 2008: Meeting with the CFO of ILOG

  •
  August 5, 2008: Meeting with the evaluating bank

  •
  August 6, 7 & 8, 2008: Follow-up with the independent directors of ILOG and the Company counsel's counsel

  •
  August 8 & 11, 2008: Reception of the assessment report projects by the evaluating bank and of the Tender Offer projects and the Response note of the Company

  •
  August 21, 2008: Communication of our pre-conclusions to the Company and its counsels

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  •
  August 25, 2008: Submission of our report to ILOG and presentation of our conclusions to the Board of Directors

APPENDIX 7: LIST OF THE INDIVIDUALS MET AND/OR CONTACTED

ILOG

  •
  Jérôme Arnaud: Executive Vice President / Chief Financial Officer

  •
  Pascal Brandys: Corporate Development Committee Chairman

  •
  Richard T. Liebhaber: ILOG's Independent Director

ILOG legal and financial counsels

  •
  J.P.Morgan: Hubert Preschez & Xavier Bindel

  •
  Paul Hastings: Luc Saucier & Erwan Barre

IBM:

  •
  Einar Uboe: Corporate Development Executive, IBM EMEA

  •
  Olof Rudbeck: Director of Corporate Development, IBM EMEA

  •
  Wendy Kool-Foulon: Senior Attorney, IBM France

Evaluating Bank

  •
  UBS: Vincent Nègre & Pascal Hervé

APPENDIX 8: SOURCE OF THE INFORMATION USED

  •
  Significant information submitted by ILOG:
  •
  Financial statements as of June 30, 2008 (balance sheet and income statement);

  •
  Confidentiality agreement with IBM signed on November 30, 2006;

  •
  Retention agreements signed with the ILOG Executive Committee members;

  •
  Response Note project.

  •
  Significant information submitted by the Bidder:
  •
  Memorandum of Understanding;

  •
  Authorization request to the French Ministry of Economic, Industrial and Labor Affairs in the context of a foreign investment in France;

  •
  Tender Offer project relating to the ILOG shares.

  •
  Significant information submitted by the evaluating bank:
  •
  Valuation report

  •
  Market information:
  •
  Financial analyst's notes and comparable transactions: Thomson One Banker;

  •
  Market consensus: IBES;

  •
  Market data: Datastream & Associés en Finance.

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English translation for informational purposes only

APPENDIX 9: PERSONNEL INVOLVED IN THE MANDATE EXECUTION

Signing Partner: Sonia Bonnet Bernard, assisted by:

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  a senior manager, certified public accountant, working with Ricol, Lasteyrie & Associés for the last 10 years, who has part of about fifteen fairness certification assignments in the context of tender offers;

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  two associates who have 8 to 10 years of experience;

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  an analyst who has 2 years of professional experience.

The independent review was carried out by Gilles Vantelon (Associate).

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
Annex 1
INDEPENDENT EXPERT'S REPORT RELATING TO THE TENDER OFFER FOR ILOG'S SHARES AND WARRANTS INITIATED BY CITLOI, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF IBM
APPENDICES